CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023

(UNAUDITED)

925 West Georgia Street, Suite 1800, Vancouver, B.C., Canada V6C 3L2 Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com www.firstmajestic.com

Management’s Responsibilities over Financial Reporting

The condensed interim consolidated financial statements of First Majestic Silver Corp. (the “Company”) are the responsibility of the Company’s management. The condensed interim consolidated financial statements are prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting", as issued by the International Accounting Standards Board and reflect management’s best estimates and judgment based on information currently available.

Management has developed and maintains a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the condensed interim consolidated financial statements prior to their submission to the Board of Directors for approval.

The condensed interim consolidated financial statements have not been audited.

/s/ Keith Neumeyer	/s/ David Soares
Keith Neumeyer	David Soares, CPA, CA
President & CEO	Chief Financial Officer
July 31, 2024	July 31, 2024

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023
Condensed Interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars, except share and per share amounts)

f
The Condensed Interim Consolidated Statements of Earnings (Loss) provide a summary of the Company’s financial performance and net earnings or loss over the reporting periods.

		Three Months Ended June 30,		Six Months Ended June 30,
	Note	2024	2023	2024	2023

Revenues	5	$136,166	$146,692	$242,180	$303,644
Mine operating costs
Cost of sales	6	89,096	104,607	169,585	228,476
Cost of sales - standby costs	6	—	8,360	—	13,437
Depletion, depreciation and amortization		31,608	32,587	57,454	67,016
		120,704	145,554	227,039	308,929

Mine operating earnings (loss)		15,462	1,138	15,141	(5,285)

General and administrative expenses	7	9,506	11,673	18,746	20,121
Share-based payments		3,418	3,320	7,960	7,949
Mine holding costs	8	5,723	3,718	12,020	7,507
Write down on asset held-for-sale	14	—	7,229	—	7,229
Impairment of non-current asset	18	—	—	—	125,200
Loss on sale of mining interest	14	—	—	—	1,378
Foreign exchange loss (gain)		11,133	(5,952)	9,976	(11,595)
Operating loss		(14,318)	(18,850)	(33,561)	(163,074)
Investment and other income	9	3,916	3,644	3,558	6,869
Finance costs	10	(7,335)	(7,326)	(14,419)	(12,949)
Loss before income taxes		(17,737)	(22,532)	(44,422)	(169,154)

Income taxes
Current income tax expense		7,879	5,348	5,533	5,413
Deferred income tax expense (recovery)		22,635	(10,346)	11,859	(56,373)
		30,514	(4,998)	17,392	(50,960)

Net loss for the period		($48,251)	($17,534)	($61,814)	($118,194)

Loss per common share
Basic	11	($0.17)	($0.06)	($0.21)	($0.43)
Diluted	11	($0.17)	($0.06)	($0.21)	($0.43)

Weighted average shares outstanding
Basic	11	292,027,581	280,993,803	289,619,145	277,625,669
Diluted	11	292,027,581	280,993,803	289,619,145	277,625,669
Approved and authorized by the Board of Directors for issuance on July 31, 2024.

/s/ Keith Neumeyer	/s/ Colette Rustad
Keith Neumeyer, Director	Colette Rustad, Director

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2024 Second Quarter Report	Page 1

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023
Condensed Interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars, except share and per share amounts)

The Condensed Interim Consolidated Statements of Comprehensive Income (Loss) provide a summary of total comprehensive earnings or loss and summarizes items recorded in other comprehensive income that may or may not be subsequently reclassified to profit or loss depending on future events.

	Note	Three Months Ended June 30,		Six Months Ended June 30,
		2024	2023	2024	2023

Net loss for the period		($48,251)	($17,534)	($61,814)	($118,194)

Other comprehensive income (loss)
Items that will not be subsequently reclassified to net loss:
Unrealized gain (loss) on fair value of investments in marketable securities, net of tax	13(b)	9,287	(17,376)	2,487	(14,897)
Realized loss on investments in marketable securities, net of tax	13(b)	(244)	—	(569)	—
Other comprehensive income (loss)		9,043	(17,376)	1,918	(14,897)

Total comprehensive loss		($39,208)	($34,910)	($59,896)	($133,091)

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2024 Second Quarter Report	Page 2

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023
Condensed Interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars)

The Condensed Interim Consolidated Statements of Cash Flows provide a summary of movements in cash and cash equivalents during the reporting periods by classifying them as operating, investing or financing activities.

		Three Months Ended June 30,		Six Months Ended June 30,
	Note	2024	2023	2024	2023
Operating Activities
Net loss for the period		($48,251)	($17,534)	($61,814)	($118,194)
Adjustments for:
Depletion, depreciation and amortization		31,979	32,976	58,193	67,795
Share-based payments		3,162	3,424	7,063	7,677
Income tax expense (recovery)		30,514	(4,998)	17,392	(50,960)
Finance costs	10	7,335	7,326	14,419	12,949
Write down on asset held-for-sale	14	—	7,229	—	7,229
Unrealized gain from marketable securities and silver futures derivatives		(1,463)	(1,240)	(349)	(3,457)
(Gain) loss on sale of mining interest	14	—	(575)	—	803
Impairment of non-current asset	18	—	—	—	125,200
Other		494	281	1,479	(298)
Operating cash flows before non-cash working capital and taxes		23,770	26,889	36,383	48,744
Net change in non-cash working capital items	25	3,467	(2,538)	6,860	(12,983)
Income taxes paid		(10,393)	(3,972)	(13,965)	(20,052)
Cash generated in operating activities		16,844	20,379	29,278	15,709

Investing Activities
Expenditures on mining interests		(22,807)	(31,072)	(44,783)	(72,049)
Acquisition of property, plant and equipment		(4,149)	(6,375)	(12,699)	(14,847)
Deposits paid for acquisition of non-current assets		(11)	(284)	(477)	(3,132)
Other	25	(1,958)	186	882	186
Cash (used in) investing activities		(28,925)	(37,545)	(57,077)	(89,842)

Financing Activities
Proceeds from prospectus offering, net of share issue costs	23(a)	71,154	77,874	71,154	92,266
Proceeds from exercise of stock options		31	924	31	1,242
Repayment of lease liabilities	22	(4,012)	(3,531)	(7,907)	(6,957)
Finance costs paid		(2,207)	(2,363)	(4,611)	(3,737)
Dividends declared and paid	23(f)	(1,080)	(1,605)	(2,459)	(3,085)
Cash provided by financing activities		63,886	71,299	56,208	79,729

Effect of exchange rate on cash and cash equivalents held in foreign currencies		(1,701)	1,326	(1,817)	3,201
Increase in cash and cash equivalents		51,805	54,133	28,409	5,596
Cash and cash equivalents, beginning of the period		102,069	104,776	125,581	151,438
Cash and cash equivalents, end of the period		$152,173	$160,235	$152,173	$160,235

Supplemental cash flow information	25

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2024 Second Quarter Report	Page 3

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT JUNE 30, 2024 AND DECEMBER 31, 2023
Condensed Interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars)
The Condensed Interim Consolidated Statements of Financial Position provides a summary of assets, liabilities and equity, as well as their current versus non-current nature, as at the reporting date.

	Note	June 30, 2024	December 31, 2023
Assets

Current assets
Cash and cash equivalents		$152,173	$125,581
Trade and other receivables		14,224	10,099
Value added taxes receivable	24(c)	37,718	38,587
Income taxes receivable		2,155	—
Inventories	12	68,487	63,690
Other financial assets	13	58,403	62,380
Prepaid expenses and other		8,743	8,720
Total current assets		341,903	309,057

Non-current assets
Mining interests	15	1,016,299	998,835
Property, plant and equipment	16	390,801	406,294
Right-of-use assets	17	24,376	27,284
Deposits on non-current assets		6,548	6,430
Non-current restricted cash	19	117,509	125,573
Non-current value added taxes receivable	24(c)	12,310	14,150
Deferred tax assets		77,293	88,732
Total assets		$1,987,039	$1,976,355

Liabilities and Equity

Current liabilities
Trade and other payables	20	$92,823	$94,413
Unearned revenue	5	1,089	2,301
Current portion of debt facilities	21	817	832
Current portion of lease liabilities	22	17,236	17,370
Income taxes payable		—	5,222
Total current liabilities		111,965	120,138

Non-current liabilities
Debt facilities	21	223,760	218,980
Lease liabilities	22	13,854	19,332
Decommissioning liabilities		156,068	151,564
Other liabilities		6,235	5,592
Non-current income taxes payable		21,707	23,612
Deferred tax liabilities		79,437	79,017
Total liabilities		$613,026	$618,235

Equity
Share capital		1,952,580	1,879,971
Equity reserves		95,582	88,025
Accumulated deficit		(674,149)	(609,876)
Total equity		$1,374,013	$1,358,120
Total liabilities and equity		$1,987,039	$1,976,355

Commitments (Note 24); Contingencies (Note 26); Subsequent event (Note 27)

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2024 Second Quarter Report	Page 4

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023
Condensed Interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars, except share and per share amounts)
The Condensed Interim Consolidated Statements of Changes in Equity summarizes movements in equity, including common shares, share capital, equity reserves and retained earnings or accumulated deficit.

	Share Capital		Equity Reserves				Accumulated deficit
	Shares	Amount	Share-based payments(a)	Other comprehensive income(loss)(b)	Equity component of convertible debenture(c)	Total equity reserves		Total equity
Balance at December 31, 2022	272,577,979	$1,781,280	$110,895	($15,926)	$3,945	$98,914	($468,896)	$1,411,298
Net loss for the period	—	—	—	—	—	—	(118,194)	(118,194)
Other comprehensive loss	—	—	—	(14,897)	—	(14,897)	—	(14,897)
Total comprehensive loss	—	—	—	(14,897)	—	(14,897)	(118,194)	(133,091)
Share-based payments	—	—	7,677	—	—	7,677	—	7,677
Shares issued for:
Prospectus offerings (Note 23(a))	13,919,634	92,266	—	—	—	—	—	92,266
Exercise of stock options (Note 23(b))	192,500	1,849	(607)	—	—	(607)	—	1,242
Settlement of restricted and deferred share units (Note 23(c) and 23(e))	180,592	1,987	(1,987)	—	—	(1,987)	—	—
Dividend declared and paid (Note 23(f))	—	—	—	—	—	—	(3,085)	(3,085)
Balance at June 30, 2023	286,870,705	$1,877,382	$115,978	($30,823)	$3,945	$89,100	($590,175)	$1,376,307

Balance at December 31, 2023	287,146,715	$1,879,971	$119,304	($35,224)	$3,945	$88,025	($609,876)	$1,358,121
Net loss for the period	—	—	—	—	—	—	(61,814)	(61,814)
Other comprehensive income	—	—	—	1,918	—	1,918	—	1,918
Total comprehensive loss	—	—	—	1,918	—	1,918	(61,814)	(59,896)
Share-based payments	—	—	7,063	—	—	7,063	—	7,063
Shares issued for:
Prospectus offerings (Note 23(a))	10,600,000	71,154	—	—	—	—	—	71,154
Exercise of stock options (Note 23(b))	5,000	49	(18)	—	—	(18)	—	31
Settlement of restricted, preferred, and deferred share units (Note 23(c), 23(d), and 23(e))	136,900	1,406	(1,406)	—	—	(1,406)	—	—
Dividend declared and paid (Note 23(f))	—	—	—	—	—	—	(2,459)	(2,459)
Balance at June 30, 2024	297,888,615	$1,952,580	$124,943	($33,306)	$3,945	$95,582	($674,149)	$1,374,013

(a)Share-based payments reserve records the cumulative amount recognized under IFRS 2 share-based payments in respect of stock options granted, restricted share units, deferred share units, preferred share units and shares purchase warrants issued but not exercised or settled to acquire shares of the Company.
(b)Other comprehensive income reserve principally records the unrealized fair value gains or losses related to fair value through other comprehensive income ("FVTOCI") of financial instruments and re-measurements arising from actuarial gains or losses and return on plan assets in relation to San Dimas' retirement benefit plan.
(c)Equity component of convertible debenture reserve represents the estimated fair value of its conversion option of $42.3 million, net of deferred tax effect of $11.4 million. This amount is not subsequently remeasured and will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share capital. Where the conversion option remains unexercised at the maturity date of the convertible note, the balance will remain in equity reserves.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2024 Second Quarter Report	Page 5

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

1. NATURE OF OPERATIONS

First Majestic Silver Corp. (the “Company” or “First Majestic”) is in the business of production, development, exploration, and acquisition of mineral properties with a focus on silver and gold production in North America. The Company owns three producing mines in Mexico consisting of the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine and the La Encantada Silver Mine. The Company also owns the Jerritt Canyon Gold Mine in Nevada, USA which the Company placed on temporary suspension on March 20, 2023 to focus on exploration, definition, and expansion of the mineral resources and optimization of mine planning and plant operations. The Company owns two additional mines in Mexico that are in suspension: the San Martin Silver Mine and the Del Toro Silver Mine, and several exploration stage projects. In addition, the Company is the 100% owner and operator of its own minting facility, First Mint, LLC ("First Mint").

First Majestic is incorporated in the Province of British Columbia, Canada, and is publicly listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “AG”, and on the Frankfurt Stock Exchange under the symbol “FMV”. The Company’s head office and principal address is located at Suite 1800 - 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2, Canada.

2. BASIS OF PRESENTATION

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” of the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). These condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements as at and for the year ended December 31, 2023 as some disclosures from the annual consolidated financial statements have been condensed or omitted.

These condensed interim consolidated financial statements have been prepared on a historical cost basis except for certain items that are measured at fair value including derivative financial instruments (Note 24) and marketable securities (Note 13). All dollar amounts presented are in thousands of United States dollars unless otherwise specified.

These condensed interim consolidated financial statements incorporate the financial statements of the Company and its controlled subsidiaries. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances, transactions, income and expenses are eliminated on consolidation.

These condensed interim consolidated financial statements were prepared using accounting policies consistent with those in the audited consolidated financial statements as at and for the year ended December 31, 2023 except as outlined in Note 3.

3. MATERIAL ACCOUNTING POLICY INFORMATION, ESTIMATES AND JUDGMENTS

The Company’s management makes judgments in its process of applying the Company’s accounting policies in the preparation of its unaudited condensed interim consolidated financial statements. In addition, the preparation of the financial data requires that the Company’s management make assumptions and estimates of the impacts of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

In preparing the Company’s unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2024, the Company applied the accounting policies, critical judgments and estimates disclosed in Note 3 of its audited consolidated financial statements for the year ended December 31, 2023 and the following accounting policies, critical judgments and estimates in applying accounting policies:

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2024 Second Quarter Report	Page 6

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
3. MATERIAL ACCOUNTING POLICY INFORMATION, ESTIMATES AND JUDGMENTS (continued)
New and amended IFRS standards that are effective for the current year:

In the current year, the Company has applied the below amendments to IFRS Standards and Interpretations issued by the IASB that were effective for annual periods that begin on or after January 1, 2024. Their adoption has not had any material impact on the disclosures or on the amounts reported in these financial statements.

Classification of Liabilities as Current or Non-Current with Covenants (Amendments to IAS 1)

The amendments aim to promote consistency in applying the requirements by helping companies determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current.

In addition, the amendment requires entities to disclose information to enable users of the financial statements to understand the risk that non-current liabilities with covenants could become repayable within twelve months. The amendments were applied effective January 1, 2024 and did not have a material impact on the Company’s consolidated financial statements.

Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)

The amendments require a seller-lessee to subsequently measure lease liabilities arising from a leaseback in a way that it does not recognize any amount of the gain or loss that relates to the right of use it retains. The new requirements do not prevent a seller-lessee from recognizing in profit or loss any gain or loss relating to the partial or full termination of a lease. A seller-lessee applies the amendments retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to sale and leaseback transactions entered into after the date of initial application. The amendments were applied effective January 1, 2024 and did not have a material impact on the Company’s consolidated financial statements.

Supplier Financing Arrangements (Amendments to IAS 7 and IFRS 7)

The amendments require disclosure requirements regarding the effects of supplier finance arrangements on their liabilities, cash flows and exposure to liquidity risk. Entities are required to disclose the following:

•The terms and conditions;
•The amount of the liabilities that are part of the arrangements, breaking out the amounts for which the suppliers have already received payment from the finance providers, and stating where the liabilities are reflected in the balance sheet;
•Ranges of payment due dates; and
•Liquidity risk information.

The amendments were applied effective January 1, 2024 and did not have a material impact on the Company’s consolidated financial statements.

Future Changes in Accounting Policies Not Yet Effective in the Current Period

At the date of authorization of these financial statements, the Company has not applied the following new and revised IFRS Accounting Standards that have been issued but are not yet effective. Management does not expect that the adoption of the Standards listed below will have a material impact on the financial statements of the Company in future periods, except if indicated.

Lack of Exchangeability (Amendments to IAS 21)

The amendments clarify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. In addition, the amendments require the disclosure of information that enables users of financial statements to understand the impact of a currency not being exchangeable.

The amendments are effective for annual reporting periods beginning on or after January 1, 2025, although earlier application is permitted. This amendment is not expected to have a material impact on the Company’s consolidated financial statements.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2024 Second Quarter Report	Page 7

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
3. MATERIAL ACCOUNTING POLICY INFORMATION, ESTIMATES AND JUDGMENTS (continued)
Future Changes in Accounting Policies Not Yet Effective in the Current Period (continued)
Presentation and Disclosure in Financial Statements (Amendment to IFRS 18)

In April 2024, the IASB released IFRS 18 Presentation and Disclosure in Financial Statements. IFRS 18 replaces IAS 1 Presentation of Financial Statements while carrying forward many of the requirements in IAS 1. IFRS 18 introduces new requirements to: i) present specified categories and defined subtotals in the statement of earnings, ii) provide disclosures on management-defined performance measures (MPMs) in the notes to the financial statements, iii) improve aggregation and disaggregation. Some of the requirements in IAS 1 are moved to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors and IFRS 7 Financial Instruments: Disclosures. The IASB also made minor amendments to IAS 7 Statement of Cash Flows and IAS 33 Earnings per Share in connection with the new standard. IFRS 18 requires retrospective application with specific transition provisions.

The amendments are effective for annual reporting periods beginning on or after January 1, 2027, although earlier application is permitted. The Company is currently evaluating the impact of IFRS 18 on its Company’s consolidated financial statements.

4. SEGMENTED INFORMATION

All of the Company’s operations are within the mining and metals industry and its major products are precious metals doré which are refined or smelted into pure silver and gold and sold to global metal brokers. Transfer prices between reporting segments are set on an arms-length basis in a manner similar to transactions with third parties. Coins and bullion cost of sales are based on transfer prices.

An operating segment is defined as a component of the Company that:
•Engages in business activities from which it may earn revenues and incur expenses;
•Whose operating results are reviewed regularly by the entity’s chief operating decision maker; and
•For which discrete financial information is available.

For the six months ended June 30, 2024, the Company's significant operating segments include its three operating mines in Mexico, the Jerritt Canyon Gold Mine in Nevada, United States and its "non-producing properties" in Mexico which include the Del Toro and San Martin mines, which have been placed on suspension. In addition, as of January 1, 2024, the Company has added First Mint LLC ("First Mint") as a significant segment, which is inclusive of the Company's bullion store and its minting facility in Nevada, United States. Prior period information relating to First Mint was previously shown with "Others" and this corresponding comparative information has now been included within the First Mint segment. The Jerritt Canyon Gold mine has been placed on temporary suspension as of March 20, 2023 to focus on exploration, definition, and expansion of the mineral resources and optimization of mine planning and plant operations. “Others” consists primarily of the Company’s corporate assets including cash and cash equivalents, other development and exploration properties (Note 15), debt facilities (Note 21), and corporate expenses which are not allocated to operating segments. The Company’s chief operating decision maker (“CODM”) evaluates segment performance based on mine operating earnings. Therefore, other income and expense items are not allocated to the segments.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2024 Second Quarter Report	Page 8

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
4. SEGMENTED INFORMATION (continued)
Significant information relating to the Company’s reportable operating segments is summarized in the tables below:

Three Months Ended June 30, 2024		Revenue	Cost of sales	Depletion, depreciation, and amortization	Mine operating earnings (loss)	Capital expenditures
Mexico
San Dimas	2024	$49,038	$40,038	$11,521	($2,521)	$12,849
	2023	66,885	45,149	12,863	8,873	10,403
Santa Elena(1)	2024	72,111	33,296	12,551	26,264	12,296
	2023	42,481	25,512	9,583	7,386	13,423
La Encantada	2024	14,904	14,277	4,989	(4,362)	1,671
	2023	19,272	13,525	2,993	2,754	2,024
Non-producing Properties	2024	—	—	40	(40)	—
	2023	—	—	86	(86)	30
United States
Jerritt Canyon(1)(3)	2024	1,574	881	1,748	(1,055)	1,056
	2023	15,660	27,225	6,452	(18,017)	4,033
First Mint(2)	2024	3,298	3,619	119	(440)	—
	2023	2,394	1,495	—	899	—
Others	2024	—	1,830	640	(2,470)	424
	2023	—	61	610	(671)	647
Intercompany elimination	2024	(4,759)	(4,845)	—	86	—
	2023	—	—	—	—	—
Consolidated	2024	$136,166	$89,096	$31,608	$15,462	$28,296
	2023	$146,692	$112,967	$32,587	$1,138	$30,560
(1) Santa Elena and Jerritt Canyon have incurred mine holding costs related to care and maintenance and temporary suspension activities (Note 8).
(2) The First Mint segment is inclusive of operations from the Company's bullion store and its minting facility located in Nevada. This segment generated coin and bullion revenue of $3.3 million (2023 - $2.4 million) through the sale of 106,890 silver ounces (2023 - 87,657) at an average price of $30.86 per ounce (2023 - $27.30). Prior period information relating to First Mint was previously shown within the "Others" segment.
(3) Jerritt Canyon was placed on temporary suspension in March 2023. In-circuit recovery efforts performed in Q2 2024 resulted in the production of 74 ounces.

During the three months ended June 30, 2024, the Company had four (June 30, 2023 - three) customers that accounted for 96% (June 30, 2023 - 98%) of its sales revenue, with one major metal broker accounting for 83% of total revenue (June 30, 2023 - 93%).

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2024 Second Quarter Report	Page 9

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
4. SEGMENTED INFORMATION (continued)

Six Months Ended June 30, 2024 and 2023		Revenue	Cost of sales	Depletion, depreciation, and amortization	Mine operating earnings (loss)	Capital expenditures
Mexico
San Dimas	2024	$92,327	$80,026	$22,540	($10,239)	$25,140
	2023	128,145	84,784	25,627	17,734	22,296
Santa Elena(3)	2024	124,392	60,699	21,825	41,868	24,086
	2023	91,497	52,739	18,454	20,304	26,958
La Encantada	2024	25,034	27,076	8,222	(10,264)	3,500
	2023	38,033	26,897	6,018	5,118	3,875
Non-producing Properties	2024	—	—	79	(79)	308
	2023	—	—	171	(171)	255
United States
Jerritt Canyon(2)(3)	2024	1,574	893	3,321	(2,640)	2,152
	2023	39,769	73,714	15,404	(49,349)	22,798
First Mint(1)	2024	4,284	4,419	188	(323)	—
	2023	6,200	3,656	—	2,544	—
Others	2024	—	1,903	1,279	(3,182)	1,283
	2023	—	123	1,342	(1,465)	1,031
Intercompany elimination	2024	(5,431)	(5,431)	—	—	—
	2023	—	—	—	—	—
Consolidated	2024	$242,180	$169,585	$57,454	$15,141	$56,469
	2023	$303,644	$241,913	$67,016	($5,285)	$77,214
(1) The First Mint segment is inclusive of operations from the Company's bullion store and its minting facility located in Nevada. This segment generated coin and bullion revenue of $4.3 million (2023 - $6.2 million) from coins and bullion sales of 143,849 silver ounces (2023 - 239,143) at an average price of $29.79 per ounce (2023 -$25.92). Prior period information relating to First Mint was previously shown within the "Others" segment.
(2) Cost of Sales for Jerritt Canyon is inclusive of one time standby costs (Note 6).
(3) Santa Elena and Jerritt Canyon have incurred mine holding costs related to care and maintenance and temporary suspension activities (Note 8).

During the six months ended June 30, 2024, the Company had four (June 30, 2023 - three) customers that accounted for 98% (June 30, 2023 - 98%) of its sales revenue, with one major metal broker accounting for 88% of total revenue (June 30, 2023 - 93%).

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2024 Second Quarter Report	Page 10

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
4. SEGMENTED INFORMATION (continued)

At June 30, 2024 and December 31, 2023		Mining Interests		Property, plant and equipment	Total mining assets	Total assets	Total liabilities
		Producing	Exploration
Mexico
San Dimas	2024	$226,757	$32,656	$93,733	$353,146	$579,317	$95,020
	2023	227,942	24,696	97,112	349,750	581,639	89,280
Santa Elena	2024	125,736	56,867	95,898	278,501	366,502	87,821
	2023	123,123	50,483	98,513	272,119	363,460	98,100
La Encantada	2024	22,785	3,373	27,191	53,349	102,835	24,935
	2023	22,181	4,461	30,015	56,657	112,310	26,702
Non-producing Properties	2024	62,566	14,642	17,369	94,577	138,164	15,690
	2023	62,566	14,404	17,611	94,581	141,841	17,794
United States
Jerritt Canyon	2024	350,504	84,377	130,539	565,420	597,330	142,928
	2023	350,504	82,645	133,971	567,120	600,101	150,958
First Mint	2024	—	—	3,360	3,360	17,074	1,340
	2023	—	—	1,830	1,830	12,145	1,723
Others	2024	—	36,036	22,711	58,747	185,817	245,292
	2023	—	35,830	27,242	63,072	164,859	233,678
Consolidated	2024	$788,348	$227,951	$390,801	$1,407,100	$1,987,039	$613,026
	2023	$786,316	$212,519	$406,294	$1,405,129	$1,976,355	$618,235

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2024 Second Quarter Report	Page 11

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
5. REVENUES

The majority of the Company’s revenues are from the sale of precious metals contained in doré form. The Company’s primary products are precious metals (silver and gold). Revenues from the sale of metal, including by-products, are recorded net of smelting and refining costs.

Revenues for the period are summarized as follows:

	Three Months Ended June 30,				Six Months Ended June 30,
	2024		2023		2024		2023
Gross revenue from payable metals:
Silver	$55,278	40%	$66,912	45%	$100,905	41%	$127,977	42%
Gold	81,462	60%	80,397	55%	142,394	59%	176,934	58%
Gross revenue	136,740	100%	147,309	100%	243,299	100%	304,911	100%
Less: smelting and refining costs	(574)		(617)		(1,119)		(1,267)
Revenues	$136,166		$146,692		$242,180		$303,644

As at June 30, 2024, the Company had $1.1 million of unearned revenue (December 31, 2023 - $2.3 million) that has not satisfied performance obligations.

(a)Gold Stream Agreement with Sandstorm Gold Ltd.
The Santa Elena mine is subject to a gold streaming agreement with Sandstorm Gold Ltd. (“Sandstorm”), which requires the Company to sell to Sandstorm 20% of its gold production over the life of mine from its leach pad and a designated area of its underground operations. The selling price to Sandstorm is the lesser of the prevailing market price or $450 per ounce, subject to a 1% annual inflation adjustment. During the three and six months ended June 30, 2024, the Company delivered 21 ounces (2023 - 210 and 1,066 ounces) of gold to Sandstorm at an average price of $482 per ounce (2023 - $474 and $473 per ounce).

(b)    Net Smelter Royalty
The Santa Elena mine has a net smelter return ("NSR") royalty agreement with Orogen Royalties Inc. that provides them with a 2% NSR royalty from the production of the Ermitaño property. In addition, there is an underlying NSR royalty where Osisko Gold Royalties Ltd. retains a 2% NSR royalty from the sale of mineral products extracted from the Ermitaño property. For the three and six months ended June 30, 2024, the Company has incurred $2.9 and $5.0 million (2023 - $1.7 and $3.6 million) in NSR royalty payments in connection with production from Ermitaño.
In 2022, the Company sold a portfolio of its existing royalty interests to Metalla Royalty and Streaming Limited ("Metalla"). Under the agreement, the Company has granted Metalla a 100% gross value royalty for the first 1,000 ounces of gold produced annually from the La Encantada property. For the three and six months ended June 30, 2024, the Company has incurred $nil and $0.2 million, respectively (2023 - $0.1 and $0.2 million) in NSR royalty payments from production at La Encantada.

(c) Gold Stream Agreement with Wheaton Precious Metals Corporation

In 2018, the San Dimas mine entered into a purchase agreement with Wheaton Precious Metals International ("WPMI"), a wholly owned subsidiary of Wheaton Precious Metals Corp., which entitles WPMI to receive 25% of the gold equivalent production (based on a fixed exchange ratio of 70 silver ounces to 1 gold ounce) at San Dimas in exchange for ongoing payments equal to the lesser of $600 (subject to a 1% annual inflation adjustment) and the prevailing market price for each gold equivalent ounce delivered. Should the average gold to silver ratio over a six-month period exceed 90:1 or fall below 50:1, the fixed exchange ratio would be increased to 90:1 or decreased to 50:1, respectively. The fixed gold to silver exchange ratio as of June 30, 2024, was 70:1.

During the three and six months ended June 30, 2024, the Company delivered 6,801 and 14,734 ounces (2023 - 11,354 and 22,005 ounces) of gold to WPMI at $635 and $633 per ounce (2023 - $628 and $626 per ounce).

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2024 Second Quarter Report	Page 12

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
6. COST OF SALES

Cost of sales are costs that are directly related to production and generation of revenues at the operating segments. Significant components of cost of sales, excluding depletion, depreciation and amortization are comprised of the following:

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Labour costs	42,539	50,446	83,383	116,691
Consumables and materials	17,942	17,241	37,395	46,956
Energy	10,337	10,060	19,303	23,976
Maintenance	1,431	1,472	3,047	3,270
Assays and labwork	991	671	1,795	1,741
Insurance	593	554	1,279	1,991
Other costs(1)	2,498	13,560	5,609	9,942
Production costs	$76,331	$94,004	$151,811	$204,567
Transportation and other selling costs	732	869	1,289	1,804
Workers' participation costs	6,123	5,420	10,460	9,924
Environmental duties and royalties	3,568	2,795	6,428	5,989
Finished goods inventory changes	583	1,519	(2,162)	6,192
Other (3)	1,759	—	1,759	—
Cost of Sales	$89,096	$104,607	$169,585	$228,476

Cost of Sales - Standby Costs(2)	$—	$8,360	$—	$13,437
(1) Other costs include inventory write-downs, stockpile and work-in-process inventory changes, land access payments as well as services related to travel and medical testing. The inventory write-downs during the three and six months ended June 30, 2024, totaled $0.2 million and $1.5 million and are related to La Encantada (2023 - write-down of inventory at Jerritt Canyon of $3.3 million and $13.9 million).
(2) Cost of sales for the three and six months ended June 30, 2023 included one-time standby costs of $8.4 and $13.4 million primarily related to direct severance and demobilization costs at the Jerritt Canyon mine following the temporary suspension announced on March 20, 2023.
(3) Other costs relates to $1.8 million incurred at San Dimas as a result of increased diesel consumption due to the use of back up energy sources following low water levels at the Las Truchas hydroelectric dam and damage to the power lines at the hydroelectric plant.

7. GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses are incurred to support the administration of the business that are not directly related to production. Significant components of general and administrative expenses are comprised of the following:

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Corporate administration	$2,312	$2,553	$4,590	$4,583
Salaries and benefits	4,157	5,759	8,604	9,782
Audit, legal and professional fees	2,363	2,616	4,196	4,290
Filing and listing fees	166	169	306	314
Directors' fees and expenses	137	187	311	373
Depreciation	371	389	739	779
	$9,506	$11,673	$18,746	$20,121

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2024 Second Quarter Report	Page 13

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
8. MINE HOLDING COSTS

The Company’s mine holding costs are primarily comprised of labour costs associated with care and maintenance staff, electricity, security, environmental and community support costs for the following mines which are currently under temporary suspension:

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
La Parrilla(1)	$—	$1,708	$—	$2,913
Del Toro	771	667	1,409	1,323
San Martin	80	4	287	643
La Guitarra(1)	—	—	—	514
Santa Elena(2)	805	477	1,887	1,252
Jerritt Canyon	4,067	862	8,437	862
	$5,723	$3,718	$12,020	$7,507
(1) The La Guitarra and the La Parrilla mines, previously classified as assets held-for-sale, were sold during the first quarter and the third quarter of 2023, respectively (Note 14).
(2) During 2023 and 2024, the Company processed ore solely from the Ermitaño mine which is part of the Santa Elena operation. During the three and six months ended June 30, 2024, the Company has incurred $0.8 and $1.9 million (2023 - $0.5 and $1.3 million) in holding costs relating to care and maintenance charges for the Santa Elena mine.

9. INVESTMENT AND OTHER INCOME (LOSS)

The Company’s investment and other income (loss) are comprised of the following:

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Gain from investment in silver futures derivatives	$1,223	$1,391	$252	$4,391
Gain (loss) from investment in marketable securities (Note 13(a))	240	(150)	97	(934)
Interest income and other	2,453	2,403	3,209	3,412
	$3,916	$3,644	$3,558	$6,869

10. FINANCE COSTS

Finance costs are primarily related to interest and accretion expense on the Company’s debt facilities, lease liabilities and accretion of decommissioning liabilities. The Company’s finance costs in the periods are summarized as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Debt facilities(1) (Note 21)	$3,444	$2,982	$6,851	$5,888
Accretion of decommissioning liabilities	2,402	2,673	4,805	4,415
Lease liabilities (Note 22)	607	699	1,238	1,284
Interest and other	882	972	1,525	1,362
	$7,335	$7,326	$14,419	$12,949
(1) During the three and six months ended June 30, 2024, finance costs for debt facilities includes non-cash accretion expense of $2.5 and $5.0 million (2023 - $2.4 and $4.7 million).

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2024 Second Quarter Report	Page 14

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
11. EARNINGS OR LOSS PER SHARE

Basic earnings or loss per share is the net earnings or loss available to common shareholders divided by the weighted average number of common shares outstanding during the periods. Diluted net earnings or loss per share adjusts basic net earnings or loss per share for the effects of potential dilutive common shares. The calculations of basic and diluted earnings or loss per share for the periods ended June 30, 2024 and 2023 are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Net loss for the period	($48,251)	($17,534)	($61,814)	($118,194)

Weighted average number of shares on issue - basic	292,027,581	280,993,803	289,619,145	277,625,669
Weighted average number of shares on issue - diluted(1)	292,027,581	280,993,803	289,619,145	277,625,669

Loss per share - basic and diluted	($0.17)	($0.06)	($0.21)	($0.43)
(1)For the three and six months ended June 30, 2024, diluted weighted average number of shares excluded 5,520,292 and 7,396,863.63 (2023 - 6,401,669 and 6,118,807) options, 5,000,000 (2023 - 5,000,000) warrants, 2,680,905 restricted and performance share units (2023 - 1,839,278) and 13,888,895 common shares issuable under the 2021 convertible debentures (2023 - 13,888,895) (Note 21(a)) that were anti-dilutive.

12. INVENTORIES

Inventories consist primarily of materials and supplies and products of the Company’s operations, in varying stages of the production process, and are presented at the lower of weighted average cost or net realizable value.

	June 30, 2024	December 31, 2023
Finished goods - doré	$4,740	$3,529
Work-in-process	7,238	7,542
Stockpile	7,623	5,055
Silver coins and bullion	10,684	8,360
Materials and supplies	38,202	39,204
	$68,487	$63,690

The amount of inventories recognized as an expense during the period is equivalent to the total of cost of sales plus depletion, depreciation and amortization for the period. As at June 30, 2024, mineral inventories, which consist of stockpile, work-in-process and finished goods included a $0.2 million write down, which was recorded during the three months ended June 30, 2024 (2023 - $0.7 million) and was recognized in cost of sales (Note 6).

13. OTHER FINANCIAL ASSETS

As at June 30, 2024, other financial assets consists of the Company’s investment in marketable securities comprised of the following:

	June 30, 2024	December 31, 2023
FVTPL marketable securities (a)	$1,602	$6,279
FVTOCI marketable securities (b)	56,801	56,101
Total other financial assets	$58,403	$62,380

(a)Fair Value through Profit or Loss ("FVTPL") Marketable Securities
Gain on marketable securities designated as FVTPL for the three and six months ended June 30, 2024 was $0.2 and $0.1 million (June 30, 2023 - loss of $0.2 and $0.9 million) and was recorded through profit or loss.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2024 Second Quarter Report	Page 15

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
13. OTHER FINANCIAL ASSETS (continued)
(b)Fair Value through Other Comprehensive Income ("FVTOCI") Marketable Securities
Changes in fair value of marketable securities designated as FVTOCI for the three and six months ended June 30, 2024 was a gain of $9.0 million and $1.9 million (June 30, 2023 - loss of $17.4 and $14.9 million), net of tax, and were recorded through other comprehensive income and will not be transferred into earnings or loss upon disposition or impairment. The Company made the irrevocable election to designate these equity securities as FVTOCI because these financial assets are not held for trading and are not contingent consideration recognized in a business combination. As at June 30, 2024, the carrying value of all shares designated at FVTOCI was $56.8 million (December 2023 - $56.1 million).

14. DIVESTITURES

(a) La Guitarra Silver Mine

On May 24, 2022, the Company announced that it had entered into a share purchase agreement with Sierra Madre Gold and Silver Ltd. ("Sierra Madre"), to sell the Company's subsidiary, La Guitarra Compañia Minera S.A. de C.V. ("La Guitarra"), which owns the La Guitarra Silver Mine, to Sierra Madre for total consideration of approximately $35 million, consisting of 69,063,076 Sierra Madre common shares at a deemed price of $0.51 per share. Closing of the transaction was subject to customary closing conditions including approval of the Sierra Madre shareholders (which was obtained in December 2022), regulatory approval and that Sierra Madre raise a minimum of $7.7 million (CAD $10 million) in a private placement concurrent or prior to the sale.

On March 29, 2023, the Company completed the sale of La Guitarra to Sierra Madre and received total consideration of $33.2 million net of transaction costs, before working capital adjustments. Pursuant to the share purchase agreement, the purchase price increased to the extent the working capital of La Guitarra is greater than zero, and decreased to the extent the working capital is less than zero. Based on the carrying value of the asset at the time of disposal of $34.3 million, and the working capital adjustment of $0.2 million, the Company recorded a loss on disposition of $1.4 million. The Company began accounting for the common shares received from Sierra Madre as an equity security at FVTOCI (Note 13).

(b) La Parrilla Silver Mine

On December 7, 2022, the Company announced that it had entered into an asset purchase agreement with Silver Storm Mining Ltd. (formerly Golden Tag Resources Ltd.) ("Silver Storm") to sell the La Parrilla Silver Mine for total consideration of up to $33.5 million, consisting of 143,673,684 common shares of Silver Storm at a deemed price of $0.16 per share, having an aggregate value as of the date of the sale agreement of $20 million, and up to $13.5 million in contingent consideration, in the form of three milestone payments payable in either cash or Silver Storm shares, out of which $2.7 million is payable no later than 18 months following the closing date. The Company has also agreed to purchase $2.7 million of Silver Storm securities in a future Silver Storm equity financing of up to CAD $7.2 million. Closing the transaction was subject to customary closing conditions, including completion of such financing and receipt of all necessary regulatory approvals (which were obtained in May 2023). At March 31, 2023, the sale continued to be considered highly probable; therefore the assets and liabilities were presented as assets and liabilities held for sale and presented separately under current assets and current liabilities.

During the three months ended June 30, 2023, the Company recorded a write down on assets held-for-sale related to La Parrilla of $7.2 million, based on the change in value of Silver Storm's common shares at the end of the reporting period.

Of the $7.2 million write down related to La Parrilla, $3.7 million was allocated to depletable mining interest, $1.4 million was allocated to non-depletable mining interest, and the remaining $2.1 million was allocated to property, plant and equipment, resulting in a write down of $7.2 million, net of a $nil adjustment to the deferred tax liability. The recoverable amount of La Parrilla, being its FVLCD, was $14.9 million, net of estimated transaction costs, based on the expected proceeds from the sale.

On August 14, 2023, the Company completed the sale of La Parrilla to Silver Storm and received total consideration of $13.3 million net of transaction costs. Based on the price of Silver Storm's common shares at the time of closing the transaction, the Company recorded a loss on disposition of $1.6 million. In addition, First Majestic participated in Silver Storm's offering of subscription receipts (the "Subscription Receipts") and purchased 18,009,000 Subscription Receipts at a price of CAD$0.20 per Subscription Receipt which, in accordance with their terms, have now converted into 18,009,000 Silver Storm common shares and 9,004,500 common share purchase warrants (the "Warrants"). Each Warrant is exercisable for one additional Silver Storm common share until August 14, 2026, at a price of CAD$0.34. The Company began accounting for the shares received from Silver Storm as an equity security at FVTOCI (Note 13).

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2024 Second Quarter Report	Page 16

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
14. DIVESTITURES (continued)

(b) La Parrilla Silver Mine (continued)

On March 30, 2023 and August 14, 2023, the Company disposed of its interest in the La Guitarra and La Parrilla mines, respectively. The carrying value of the net assets of these mining interests at the date of disposal were as follows:

At date of disposition	March 30, 2023	August 14, 2023
	La Guitarra(1)	La Parrilla(2)
Cash and cash equivalents	$5,401	$—
Other Receivable	427	—
Inventory	440	854
Prepaid expenses and other	35	—
Mineral Property Interest	34,089	13,891
Property plant and equipment	4,003	5,829
Other assets	40	680
Total assets	$44,435	$21,254
Trade Payables and accrued liabilities	$232	$—
Leases	21	519
Deferred tax liabilities	6,894	1,667
Decommissioning liabilities	2,951	4,167
Total liabilities	$10,098	$6,353
Net assets disposed	$34,337	$14,901

Loss on disposal	($1,378)	($1,646)
Total non-cash consideration	$33,172	$13,822
(1) On March 29, 2023, the Company completed the sale of La Guitarra to Sierra Madre Gold and Silver Ltd. As such, the asset is no longer classified as held-for-sale, with the assets and liabilities derecognized after disposition.
(2) On August 14, 2023, the Company completed the sale of La Parrilla to Silver Storm Mining Ltd. (formerly Golden Tag Resources Ltd.). As such, the asset is no longer classified as held-for-sale, with the asset derecognized after disposition.

The La Guitarra and La Parrilla mines are presented in the non-producing properties reportable segment up to the date of disposition (Note 4, 15 and 16).

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2024 Second Quarter Report	Page 17

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
15. MINING INTERESTS

Mining interests primarily consist of acquisition, development, exploration and exploration potential costs directly related to the Company’s operations and projects. Upon commencement of commercial production, mining interests for producing properties are depleted on a units-of-production basis over the estimated economic life of the mine. In applying the units of production method, depletion is determined using quantity of material extracted from the mine in the period as a portion of total quantity of material, based on reserves and resources, considered to be highly probable to be economically extracted over the life of mine plan.

The Company’s mining interests are comprised of the following:

	June 30, 2024	December 31, 2023
Depletable properties	$788,348	$786,316
Non-depletable properties (exploration and evaluation costs, exploration potential)	227,951	212,519
	$1,016,299	$998,835

Depletable properties are allocated as follows:

Depletable properties	San Dimas	Santa Elena	La Encantada	Jerritt Canyon	Non-producing Properties(1)	Total
Cost
At December 31, 2022	$315,129	$151,396	$124,740	$476,541	$212,838	$1,280,644
Additions	26,602	29,014	2,752	13,307	—	71,675
Change in decommissioning liabilities	(2,685)	816	(634)	(3,183)	152	(5,534)
Transfer from non-depletable properties	26,426	1,897	2,021	—	—	30,344
At December 31, 2023	$365,472	$183,123	$128,879	$486,665	$212,990	$1,377,129
Additions	13,887	11,248	1,655	—	—	26,790
Transfer from non-depletable properties	—	2,179	1,702	—	—	3,881
At June 30, 2024	$379,359	$196,550	$132,236	$486,665	$212,990	$1,407,800
Accumulated depletion, amortization and impairment
At December 31, 2022	($103,471)	($41,302)	($101,244)	($51,383)	($150,424)	($447,824)
Depletion and amortization	(34,059)	(18,698)	(5,454)	(6,650)	—	(64,861)
Impairment (Note 18)	—	—	—	(78,128)	—	(78,128)
At December 31, 2023	($137,530)	($60,000)	($106,698)	($136,161)	($150,424)	($590,813)
Depletion and amortization	(15,072)	(10,814)	(2,753)	—	—	(28,639)
At June 30, 2024	($152,602)	($70,814)	($109,451)	($136,161)	($150,424)	($619,452)

Carrying values
At December 31, 2023	$227,942	$123,123	$22,181	$350,504	$62,566	$786,316
At June 30, 2024	$226,757	$125,736	$22,785	$350,504	$62,566	$788,348
(1) Non-producing properties include the San Martin, Del Toro, La Parrilla and La Guitarra mines. La Guitarra and La Parrilla were classified as assets held-for-sale up to the date of disposition on March 29, 2023 and August 14, 2023, respectively. As of December 31, 2023, the assets and liabilities have been derecognized (Note 14).

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2024 Second Quarter Report	Page 18

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
15. MINING INTERESTS (continued)

Non-depletable properties costs are allocated as follows:

Non-depletable properties	San Dimas(a)	Santa Elena(b)	La Encantada(c)	Jerritt Canyon(d)	Non-producing Properties(1)	Exploration Projects(2)	Springpole Stream(e)	Total
At December 31, 2022	$38,831	$41,731	$4,935	$93,680	$13,781	$23,489	$11,856	$228,304
Exploration and evaluation expenditures	12,291	10,649	1,547	6,353	623	695	—	32,158
Change in decommissioning liabilities	—	—	—	—	—	(15)	—	(15)
Impairment (Note 14)	—	—	—	(17,388)	—	—	—	(17,388)
Disposal of La Joya	—	—	—	—	—	(196)	—	(196)
Transfer to depletable properties	(26,426)	(1,897)	(2,021)	—	—	—	—	(30,344)
At December 31, 2023	$24,696	$50,483	$4,461	$82,645	$14,404	$23,973	$11,856	$212,519
Exploration and evaluation expenditures	7,960	8,563	614	1,732	238	206	—	19,313
Transfer to depletable properties	—	(2,179)	(1,702)	—	—	—	—	(3,881)
At June 30, 2024	$32,656	$56,867	$3,373	$84,377	$14,642	$24,179	$11,856	$227,951
(1) Non-producing properties include the San Martin, Del Toro, La Parrilla and La Guitarra mines. La Guitarra and La Parrilla were classified as assets held-for-sale up to the date of disposition on March 29, 2023 and August 14, 2023, respectively. As of December 31, 2023, the assets and liabilities have been derecognized (Note 14).
(2) Exploration projects include the La Luz, La Joya, Los Amoles, Jalisco Group of Properties and Jimenez del Tuel projects. The La Joya project was disposed during the second quarter of 2023.

(a)San Dimas Silver/Gold Mine, Durango State, Mexico

The San Dimas Mine is subject to a gold and silver streaming agreement with WPMI which entitles WPMI to receive 25% of the gold equivalent production (based on a fixed exchange ratio of 70 silver ounces to 1 gold ounce) at San Dimas in exchange for ongoing payments equal to the lesser of $600 (subject to a 1% annual inflation adjustment commencing in May 2019) and the prevailing market price for each gold ounce delivered. Should the average gold to silver ratio over a six-month period exceed 90:1 or fall below 50:1, the fixed exchange ratio would be increased to 90:1 or decreased to 50:1, respectively. The fixed gold to silver exchange ratio as of June 30, 2024, was 70:1.

(b)Santa Elena Silver/Gold Mine, Sonora State, Mexico

The Santa Elena Mine is subject to a gold streaming agreement with Sandstorm, which requires the mine to sell 20% of its life of mine gold production from its leach pad and a designated area of its underground operations of the Santa Elena mine to Sandstorm. The selling price to Sandstorm is currently the lesser of $450 per ounce, subject to a 1% annual inflation increase every April, and the prevailing market price.

The Santa Elena mine has a net smelter return ("NSR") royalty agreement with Orogen Royalties Inc. that provides them with a 2% NSR royalty from the production of the Ermitaño property. In addition, there is an underlying NSR royalty where Osisko Gold Royalties Ltd. retains a 2% NSR royalty from the sale of mineral products extracted from the Ermitaño property. During the three and six months ended June 30, 2024, the Company has incurred $2.9 and $5.0 million (2023 - $1.7 and $3.6 million) in NSR royalty payments in connection with production from Ermitaño.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2024 Second Quarter Report	Page 19

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
15. MINING INTERESTS (continued)

(c) La Encantada Silver Mine, Coahuila State, Mexico

In December 2022, the Company sold a portfolio of its existing royalty interests to Metalla Royalty and Streaming Limited. Under the terms of the agreement, the Company is required to pay a 100% gross value royalty on the first 1,000 ounces of gold produced annually from the La Encantada property. For the three and six months ended June 30, 2024, the Company has incurred $nil and $0.2 million (2023 - $0.1 and $0.2 million) in royalty payments from gold production at La Encantada.

(d) Jerritt Canyon Gold Mine, Nevada, United States

The Jerritt Canyon Mine is subject to a 0.75% NSR royalty on production of gold and silver from the Jerritt Canyon mines and processing plant. The royalty is applied, at a fixed rate of 0.75%, against proceeds from gold and silver products after deducting treatment, refining, transportation, insurance, taxes and levies charges.

The Jerritt Canyon Mine is also subject to a 2.5% to 5% NSR royalty relating to the production of gold and silver within specific boundary lines at certain mining areas. The royalty is applied, at a fixed rate of 2.5% to 5.0%, against proceeds from gold and silver products.

For the three and six months ended June 30,2024, the Company has incurred $nil in royalty payments from gold production at Jerritt Canyon (June 30, 2023 - $0.1 and $0.6 million).

(e) Springpole Silver Stream, Ontario, Canada
In July 2020, the Company completed an agreement with First Mining Gold Corp. (“First Mining”) to purchase 50% of the life of mine payable silver produced from the Springpole Gold Project ("Springpole Silver Stream"), a development stage mining project located in Ontario, Canada. First Majestic agreed to pay First Mining consideration of $22.5 million in cash and shares, in three milestone payments, for the right to purchase silver at a price of 33% of the silver spot price per ounce, to a maximum of $7.50 per ounce (subject to annual inflation escalation of 2%, commencing at the start of the third anniversary of production). Commencing with its production of silver, First Mining must deliver 50% of the payable silver which it receives from the offtaker within five business days of the end of each quarter.

The transaction consideration paid and payable by First Majestic is summarized as follows:

•The first payment of $10.0 million, consisting of $2.5 million in cash and $7.5 million in First Majestic common shares (805,698 common shares), was paid to First Mining on July 2, 2020;
•The second payment of $7.5 million, consisting of $3.75 million in cash and $3.75 million in First Majestic common shares (287,300 common shares), was paid on January 21, 2021 upon the completion and public announcement by First Mining of the results of a Pre-Feasibility Study for Springpole; and
•The third payment, consisting of $2.5 million in cash and $2.5 million in First Majestic common shares (based on a 20 day volume weighted average price), will be paid upon receipt by First Mining of a Federal or Provincial Environmental Assessment approval for Springpole, which has not yet been received.

In connection with the streaming agreement, First Mining also granted First Majestic 30.0 million common share purchase warrants of First Mining (the "First Mining Warrants"), each of which will entitle the Company to purchase one common share of First Mining at CAD$0.40 over a period of five years. As a result of the distribution by First Mining of shares and warrants of Treasury Metals Inc. that was completed by First Mining on July 15, 2021, pursuant to the adjustment provisions of the First Mining Warrants, the exercise price of these warrants was reduced from CAD$0.40 to CAD$0.37, and the number of these warrants was increased from 30.0 million to 32.1 million. The fair value of the warrants was measured at $5.7 million using the Black-Scholes option pricing model. First Mining has the right to repurchase 50% of the silver stream for $22.5 million at any time prior to the commencement of production at Springpole, and if such a repurchase takes place, the Company will be left with a reduced silver stream of 25% of life of mine payable silver production from Springpole. First Mining is a related party with two independent board members who are also directors and/or officers of First Majestic.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2024 Second Quarter Report	Page 20

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
16. PROPERTY, PLANT AND EQUIPMENT

The majority of the Company's property, plant and equipment is used in the Company's operating mine segments. Property, plant and equipment is depreciated using either the straight-line or units-of-production method over the shorter of the estimated useful life of the asset or the expected life of mine. Where an item of property, plant and equipment comprises of major components with different useful lives, the components are accounted for as separate items of property, plant and equipment. Assets under construction are recorded at cost and re-allocated to land and buildings, machinery and equipment or other when they become available for use.

Property, plant and equipment are comprised of the following:

	Land and Buildings(1)	Machinery and Equipment	Assets under Construction(2)	Other	Total
Cost
At December 31, 2022	$237,246	$595,008	$73,927	$36,751	$942,932
Additions	14	2,719	33,749	655	37,137
Reclassification to assets held-for-sale (Note 14)	(14)	26	—	—	12
Transfers and disposals	8,014	43,276	(58,938)	1,039	(6,609)
At December 31, 2023	$245,260	$641,029	$48,738	$38,445	$973,472
Additions	410	1,118	8,796	42	10,366
Transfers and disposals	7,553	5,797	(17,339)	418	(3,571)
At June 30, 2024	$253,223	$647,944	$40,195	$38,905	$980,267

Accumulated depreciation, amortization and impairment reversal
At December 31, 2022	($136,987)	($330,728)	$—	($23,882)	($491,597)
Depreciation and amortization	(13,303)	(32,134)	—	(3,600)	(49,037)
Impairment (Note 18)	(7,585)	(21,979)	—	(120)	(29,684)
Reclassification to assets held-for-sale (Note 14)	—	(117)	—	—	(117)
Transfers and disposals	249	2,819	—	189	3,257
At December 31, 2023	($157,626)	($382,139)	$—	($27,413)	($567,178)
Depreciation and amortization	(8,708)	(14,484)	—	(1,588)	(24,780)
Transfers and disposals	1,309	1,156	—	27	2,492
At June 30, 2024	($165,025)	($395,467)	$—	($28,974)	($589,466)

Carrying values
At December 31, 2023	$87,634	$258,890	$48,738	$11,032	$406,294
At June 30, 2024	$88,198	$252,477	$40,195	$9,931	$390,801

(1) Included in land and buildings is $10.4 million (2023 - $10.4 million) worth of land which is not subject to depreciation.
(2) Assets under construction includes certain innovation projects, such as high-intensity grinding ("HIG") mills and related modernization, plant improvements, other mine infrastructures and equipment overhauls.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2024 Second Quarter Report	Page 21

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
16. PROPERTY, PLANT AND EQUIPMENT (continued)

Property, plant and equipment, including land and buildings, machinery and equipment, assets under construction and other assets above are allocated by mine as follow:

	San Dimas	Santa Elena	La Encantada	Jerritt Canyon	Non-producing Properties(1)	Other(2)(3)	Total
Cost
At December 31, 2022	$164,796	$167,542	$157,923	$209,749	$165,018	$77,904	$942,932
Additions(2)	10,765	9,399	4,309	8,453	14	4,197	37,137
Reclassification to assets held-for-sale	—	—	—	—	12	—	12
Transfers and disposals	7,810	3,187	6,504	(1,534)	(1,546)	(21,030)	(6,609)
At December 31, 2023	$183,371	$180,128	$168,736	$216,668	$163,498	$61,071	$973,472
Additions(2)	3,292	4,275	1,231	420	69	1,079	10,366
Transfers and disposals	649	1,072	(1,047)	(719)	(538)	(2,988)	(3,571)
At June 30, 2024	$187,312	$185,475	$168,920	$216,369	$163,029	$59,162	$980,267

Accumulated depreciation, amortization and impairment
At December 31, 2022	($70,419)	($67,563)	($133,501)	($42,971)	($146,823)	($30,320)	($491,597)
Depreciation and amortization	(15,577)	(15,543)	(4,889)	(10,614)	(165)	(2,249)	(49,037)
Impairment	—	—	—	(29,684)	—	—	(29,684)
Reclassification to assets held-for-sale	—	—	—	—	(117)	—	(117)
Transfers and disposals	(263)	1,491	(331)	572	1,218	570	3,257
At December 31, 2023	($86,259)	($81,615)	($138,721)	($82,697)	($145,887)	($31,999)	($567,178)
Depreciation and amortization	(7,505)	(8,879)	(4,286)	(3,133)	(52)	(925)	(24,780)
Transfers and disposals	185	917	1,278	—	279	(167)	2,492
At June 30, 2024	($93,579)	($89,577)	($141,729)	($85,830)	($145,660)	($33,091)	($589,466)

Carrying values
At December 31, 2023	$97,112	$98,513	$30,015	$133,971	$17,611	$29,072	$406,294
At June 30, 2024	$93,733	$95,898	$27,191	$130,539	$17,369	$26,071	$390,801

(1) Non-producing properties include the San Martin, Del Toro, La Parrilla and La Guitarra mines. La Guitarra and La Parrilla were classified as assets held-for sale up to the date of their dispositions on March 29, 2023 and August 14, 2023, respectively. As of December 31, 2023, the assets and liabilities have been derecognized.
(2) Additions classified in "Other" primarily consist of innovation projects and construction-in-progress.
(3) Included in "Other" is property, plant and equipment of $3.4 million (2023 - $1.8 million) for First Mint which includes the Company's bullion store and its minting facility located in Nevada.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2024 Second Quarter Report	Page 22

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
17. RIGHT-OF-USE ASSETS

The Company entered into operating leases to use certain land, buildings, mining equipment and corporate equipment for its operations. The Company is required to recognize right-of-use assets representing its right to use these underlying leased assets over the lease term.

Right-of-use assets are initially measured at cost, equivalent to its obligation for payments over the term of the leases, and subsequently measured at cost less accumulated depreciation and impairment losses. Depreciation is recorded on a straight-line basis over the shorter period of lease term and useful life of the underlying asset.

Right-of-use assets are comprised of the following:

	Land and Buildings	Machinery and Equipment	Other	Total
At December 31, 2022	$8,424	$18,216	$9	$26,649
Additions	1,719	2,821	—	4,540
Remeasurements	131	6,020	—	6,151
Depreciation and amortization	(1,813)	(8,301)	(9)	(10,123)
Transfer to asset held-for-sale	47	10	—	57
Disposals	15	(5)	—	10
At December 31, 2023	$8,523	$18,761	$—	$27,284
Additions	299	2,327	—	2,626
Remeasurements	124	333	—	457
Depreciation and amortization	(996)	(4,995)	—	(5,991)
At June 30, 2024	$7,950	$16,426	$—	$24,376

18. IMPAIRMENT OF NON-CURRENT ASSET

On March 20, 2023, the Company announced the temporary suspension of operations at the Jerritt Canyon Gold mine. Having considered the facts and circumstances including the temporary suspension of operations, heightened costs, and operating mine performance, the Company determined that impairment indicators existed for the Jerritt Canyon Gold mine. IFRS accounting standards require an entity to assess its assets for indicators of impairment at the cash-generating unit level based on their individual recoverable amounts. After the Company identified an indicator of impairment for Jerritt Canyon, the Company assessed the recoverable value of the Jerritt Canyon Gold Mine based on its FVLCD.

Key Assumptions

The FVLCD for Jerritt Canyon was determined using a multiple-based valuation method to estimate the value per in-situ ounce based on comparable market transactions. Valuation multiples applied to mineral resources and property, plant and equipment in the CGU, subject to impairment testing were determined as follows:

•External valuation specialists were used to obtain a population of gold exploration, development and operating companies. The value of trading multiples for operating companies based on recent transactions was determined to be between $149 per ounce and $248 per ounce.
•Management considered the $165 per ounce multiple to be the most reasonable estimate of the fair value of Jerritt Canyon, as companies in this range included companies in operations that had invested significantly in exploration, capital structure, an operating plant and had significant exploration potential.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2024 Second Quarter Report	Page 23

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
18. IMPAIRMENT OF NON-CURRENT ASSET (continued)
The market approach used to determine FVLCD is significantly affected by changes in key assumptions of determining which population of comparable companies are most relevant and the price for these precedent transactions. In determining the comparability of public companies and precedent transactions, factors such as primary ore, location, stage of operations, reserves and resources, exploration potential, infrastructure, and accessibility for the underlying commodity were taken into consideration. The Company performed a sensitivity analysis on the key assumption being the population of comparable transactions and determined that a change in this assumption could lead to a different fair value of this asset. Management’s estimate of FVLCD is classified as a level 3 in the fair value hierarchy as the inputs are not based on observable market data.

In prior periods, management utilized the discounted cash flow method as the valuation technique to determine the recoverable amount. Recoverable values were determined with internal discounted cash flow economic models projected using management’s best estimate of recoverable mineral reserves and resources, future operating costs, capital expenditures and long-term foreign exchange rates and corroborated by in situ value of its Reserves and Resources. As Jerritt Canyon does not currently have a mine plan to estimate future cash flows, the market approach was used during the current period to determine the FVLCD.

Based on the Company's assessment, the Company concluded that the carrying value of the Jerritt Canyon mine had an estimated recoverable value, based on its FVLCD, below its carrying value at March 31, 2023. As a result, the following impairment charge was recognized during the first quarter of 2023:

Six Months Ended June 30, 2023
Impairment of non-current asset	$125,200
Deferred income tax recovery	(31,237)
Impairment of non-current asset, net of tax	$93,963

As at June 30, 2024, the Company determined there were no significant events or changes in circumstances to indicate that the carrying amount of its non-current assets may not be recoverable, nor indicators that the recoverable amount of its previously impaired assets will exceed its carrying value. As such, no impairment or impairment reversal was recognized during the three and six months ended June 30, 2024 (three and six months ended June 30, 2023 - $nil million (Note 14) and $125.2 million impairment, respectively).

The impairment charge recognized for the six months ended June 30, 2023 with respect to the Jerritt Canyon operating segment, which was recorded during the first quarter of 2023, was allocated as follows:

Six Months Ended June 30, 2023
Mining interest - producing properties	$78,128
Mining interests - exploration properties (non-depletable)	17,388
Property, plant and equipment	29,684
Impairment of non-current asset	$125,200

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2024 Second Quarter Report	Page 24

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
19. RESTRICTED CASH

Restricted cash is comprised of the following:

	June 30, 2024	December 31, 2023
Nevada Division of Environmental Protection(1)	$18,866	$18,408
SAT Primero tax dispute(2)	98,643	107,165
Non-Current Restricted Cash	$117,509	$125,573

(1) On November 2, 2021, the Company executed an agreement with the Nevada Division of Environmental Protection ("NDEP") relating to funds required to establish a trust agreement to cover post-closure water treatment cost at Jerritt Canyon. During the year ended December 31, 2022, the Company funded $17.7 million into a trust; these amounts along with interest earned on the balance are included within non-current restricted cash.
(2) In connection with the dispute between Primero Empresa Minera, S.A. de C.V. ("PEM") and the Servicio de Admistracion Tributaria ("SAT") relating to the advanced pricing agreement (Note 26), the SAT froze a PEM bank account as security for certain tax reassessments which are being disputed. The balance in this frozen account as at June 30, 2024 was $98.6 million (1,813 million MXN). This balance consists of Value Added Tax ("VAT") refunds due to PEM. The Company does not agree with SAT's position and has challenged it through the relevant legal channels, both domestically and internationally. Subsequent to the end of the quarter, on July 9, 2024, the Company received a transfer of $11.0 million (198.4 million MXN) from PEM’s frozen bank account to a new PEM bank account that the Company had opened in July 2023. The transfer of such funds was carried out by Mexico in furtherance of their obligations under the PM Decision (defined in Note 26 below).

20. TRADE AND OTHER PAYABLES

The Company’s trade and other payables are primarily comprised of amounts outstanding for purchases relating to mining operations, exploration and evaluation activities and corporate expenses. The normal credit period for these purchases is usually between 30 to 90 days.

Trade and other payables are comprised of the following items:

	June 30, 2024	December 31, 2023
Trade payables	$27,973	$31,863
Trade related accruals	18,701	16,302
Payroll and related benefits	37,965	35,331
Restructuring obligations	956	1,456
NSR royalty liabilities (Notes 15(b)(c))	2,946	2,850
Environmental duty and net mineral sales proceeds tax	1,292	3,023
Other accrued liabilities	2,990	3,588
	$92,823	$94,413

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2024 Second Quarter Report	Page 25

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
21. DEBT FACILITIES

The movement in debt facilities during the six months ended June 30, 2024 and year ended December 31, 2023, respectively, are comprised of the following:

	Convertible Debentures (a)	Revolving Credit Facility (b)	Total
Balance at December 31, 2022	$190,242	$20,120	$210,362
Finance costs
Interest expense	858	2,616	3,474
Accretion	9,170	—	9,170
Repayments of finance costs	(864)	(2,330)	(3,194)
Balance at December 31, 2023	$199,406	$20,406	$219,812
Finance costs
Interest expense	400	1,672	2,072
Accretion	4,779	—	4,779
Repayments of finance costs	(430)	(1,656)	(2,086)
Balance at June 30, 2024	$204,155	$20,422	$224,577

Statements of Financial Position Presentation
Current portion of debt facilities	$426	$406	$832
Non-current portion of debt facilities	198,980	20,000	218,980
Balance at December 31, 2023	$199,406	$20,406	$219,812
Current portion of debt facilities	$395	$422	$817
Non-current portion of debt facilities	203,760	20,000	223,760
Balance at June 30, 2024	$204,155	$20,422	$224,577

(a)Convertible Debentures
Senior Convertible Debentures

On December 2, 2021, the Company issued $230 million of unsecured senior convertible debentures (the “Notes”). The Company received net proceeds of $222.8 million after transaction costs of $7.2 million. The Notes mature on January 15, 2027 and bear an interest rate of 0.375% per annum, payable semi-annually in arrears in January and July of each year.

The Notes are convertible into common shares of the Company at any time prior to maturity at a conversion rate of 60.3865 common shares per $1,000 principal amount of Notes converted, representing an initial conversion price of $16.56 per common share, subject to certain anti-dilution adjustments. In addition, if certain fundamental changes occur, holders of the Notes may be entitled to an increased conversion rate.

The Company may not redeem the Notes before January 20, 2025 except in the event of certain changes in Canadian tax law. At any time on or after January 20, 2025 and until maturity, the Company may redeem all or part of the Notes for cash if the last reported share price of the Company’s common shares for 20 or more trading days in a period of 30 consecutive trading days exceeds 130% of the conversion price in effect on each such trading day. The redemption price is equal to the sum of: (i) 100% of the principal amount of the Notes to be redeemed and (ii) accrued and unpaid interest, if any, to the redemption date.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2024 Second Quarter Report	Page 26

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
21. DEBT FACILITIES (continued)

(a)Convertible Debentures (continued)

The Company is required to offer to purchase for cash all of the outstanding Notes upon a fundamental change, at a cash purchase price equal to 100% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest, if any, up to the fundamental change purchase date.

The component parts of the convertible debentures, a compound instrument, are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument. A conversion option that will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company's own equity instrument is an equity instrument.

At initial recognition, net proceeds of $222.8 million from the Notes were allocated into its debt and equity components. The fair value of the debt portion was estimated at $180.4 million using a discounted cash flow model method with an expected life of five years and a discount rate of 4.75%. This amount is recorded as a financial liability on an amortized cost basis using the effective interest method at an effective interest rate of 5.09% until extinguished upon conversion or at its maturity date.

The conversion option is classified as equity and was estimated based on the residual value of $42.3 million. This amount is not subsequently remeasured and will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share capital. Where the conversion option remains unexercised at the maturity date of the convertible note, the balance will remain in equity reserves. Deferred tax liability of $11.4 million related to taxable temporary difference arising from the equity portion of the convertible debenture was recognized in equity reserves.

Transaction costs of $7.2 million that relate to the issuance of the convertible debentures were allocated to the liability and equity components in proportion to the allocation of the gross proceeds. Transaction costs relating to the equity component are recognized directly in equity. Transaction costs relating to the liability component are included in the carrying amount of the liability component and are amortized over the life of the convertible debentures using the effective interest method.

(b)     Revolving Credit Facility

On June 28, 2024, the Company amended its senior secured revolving credit facility (the "Revolving Credit Facility") with the Bank of Montreal, BMO Harris Bank N.A., Bank of Nova Scotia, Toronto Dominion Bank and National Bank of Canada (the "syndicate") to amend the definition of indebtedness to exclude surety bonds, and to adjust the leverage covenant threshold from 3.00:1.00 (gross) to a 3.50:1.00 (net) leverage ratio. The maturity date of the credit facility continues to be June 29, 2026, with a credit limit of $175.0 million. Interest on the drawn balance will accrue at the Secured Overnight Financing Rate ("SOFR") plus an applicable range of 2.25% to 3.50% per annum while the undrawn portion is subject to a standby fee with an applicable range of 0.563% to 0.875% per annum, dependent on certain financial parameters of First Majestic. As at June 30, 2024, the applicable rates were 2.750% and 0.688% per annum, respectively.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2024 Second Quarter Report	Page 27

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
21. DEBT FACILITIES (continued)

(b) Revolving Credit Facility (continued)

These debt facilities are guaranteed by certain subsidiaries of the Company and are also secured by a first priority charge against the assets of the Company, and a first priority pledge of shares of the Company’s subsidiaries.

The Revolving Credit Facility includes financial covenants, to be tested quarterly on a consolidated basis, requiring First Majestic to maintain the following: (a) a net leverage ratio based on net indebtedness to rolling four quarters adjusted EBITDA of not more than 3.50 to 1.00; and (b) an interest coverage ratio, based on rolling four quarters adjusted EBITDA divided by interest payments, of not less than 4.00 to 1.00. The debt facilities also provide for negative covenants customary for these types of facilities and allows the Company to enter into finance leases, excluding any leases that would have been classified as operating leases in effect immediately prior to the implementation of IFRS 16 - Leases, of up to $50.0 million. As at June 30, 2024, the Company was in compliance with all of its debt covenants.

At June 30, 2024, the Company had letters of credit outstanding in the amount of $30.4 million (December 2023 - $30.4 million) as part of ongoing reclamation and mine closure obligations. As at June 30, 2024 the undrawn portion of the Revolving Credit Facility net of the letters of credit and drawdowns is $124.6 million (December 2023 - $124.6 million).

22. LEASE LIABILITIES

The Company has Category I leases, Category II leases and equipment financing liabilities for various mine and plant equipment, office space and land. Category I leases and equipment financing obligations require underlying assets to be pledged as security against the obligations and all of the risks and rewards incidental to ownership of the underlying asset being transferred to the Company. For Category II leases, the Company controls but does not have ownership of the underlying right-of-use assets.

Lease liabilities are initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. Lease liabilities are subsequently measured at amortized cost using the effective interest rate method.

Certain lease agreements may contain lease and non-lease components, which are generally accounted for separately. For certain equipment leases, such as vehicles, the Company has elected to account for the lease and non-lease components as a single lease component.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2024 Second Quarter Report	Page 28

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
22. LEASE LIABILITIES (continued)

The movement in lease liabilities during the periods ended June 30, 2024 and December 31, 2023 are comprised of the following:

	Category I Leases(a)	Category II Leases(b)	Total
Balance at December 31, 2022	$5,943	$31,640	$37,583
Additions	2,231	4,540	6,771
Remeasurements	—	6,151	6,151
Disposals	—	(36)	(36)
Finance costs	388	2,217	2,605
Repayments of principal	(3,502)	(11,736)	(15,238)
Repayments of finance costs	(389)	(2,183)	(2,572)
Transfer to asset held-for-sale (Note 14)	—	(82)	(82)
Foreign exchange	—	1,520	1,520
Balance at December 31, 2023	$4,671	$32,031	$36,702
Additions	—	2,626	2,626
Remeasurements	—	457	457
Finance costs	135	1,103	1,238
Repayment of principal	(1,596)	(6,311)	(7,907)
Repayments of finance costs	(135)	(866)	(1,001)
Foreign Exchange	—	(1,025)	(1,025)
Balance at June 30, 2024	$3,075	$28,015	$31,090
Statements of Financial Position Presentation
Current portion of lease liabilities	$3,144	$14,226	$17,370
Non-current portion of lease liabilities	1,527	17,805	19,332
Balance at December 31, 2023	$4,671	$32,031	$36,702
Current portion of lease liabilities	$2,359	$14,877	$17,236
Non-current portion of lease liabilities	716	13,138	13,854
Balance at June 30, 2024	$3,075	$28,015	$31,090

(a) Category I leases
Category I leases primarily relate to financing arrangements entered into for the rental of vehicles and equipment. These leases have remaining lease terms of one to four years, some of which include options to terminate the leases within a year, with incremental borrowing rates ranging from 3.8% to 8.5% per annum.

(b) Category II leases
Category II leases primarily relate to equipment and building rental contracts, land easement contracts and service contracts that contain embedded leases for property, plant and equipment. These leases have remaining lease terms of one to seven years, some of which include options to terminate the leases within a year, with incremental borrowing rates ranging from 3.4% to 11.4% per annum.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2024 Second Quarter Report	Page 29

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
23. SHARE CAPITAL

(a)Authorized and issued capital

The Company has unlimited authorized common shares with no par value.

The movement in the Company’s issued and outstanding capital during the periods is summarized in the consolidated statements of changes in equity.

	Six Months Ended June 30, 2024		Six Months Ended June 30, 2023
	Number of Shares	Net Proceeds	Number of Shares	Net Proceeds
ATM program	10,600,000	$71,154	13,919,634	$92,266

The Company files prospectus supplements to its short form base shelf prospectus, pursuant to which the Company may, at its discretion and from time-to-time, sell common shares of the Company. The sale of common shares has taken place through "at-the-market" ("ATM") distributions", as defined in National Instrument 44-102 Shelf Distributions, directly on the New York Stock Exchange. During the six months ended June 30, 2023, the Company sold 1,719,634 common shares under its ATM program in existence at that time at an average price of $8.75 per common share for gross proceeds of $15.0 million, or net proceeds of $14.4 million. During the six months ended June 30, 2023, the Company sold 12,200,000 common shares under its ATM program in existence at that time at an average price of $6.51 per common share for gross proceeds of $79.5 million, or net proceeds of $77.9 million. During the six months ended June 30, 2024, no shares were sold under the 2022 or 2023 ATM program. As at June 30, 2024, the Company incurred $nil million (2023 - $1.2 million) in transaction costs in relation to the 2022 and 2023 ATM programs.

On August 3, 2023, the Company filed a final short form base shelf prospectus in each province of Canada (other than Québec), and a registration statement on Form F-10 in the United States, which allows the Company to undertake offerings (including by way of an ATM) under one or more prospectus supplements of various securities listed in the shelf prospectus, up to an aggregate total of $500.0 million, over a 25-month period that ends on September 3, 2025.

On February 22, 2024, the Company entered into an equity distribution agreement with BMO Capital Markets Corp. and TD Securities (USA) LLC (collectively, the "Agents") and filed a prospectus supplement to its short form base shelf prospectus dated August 3, 2023, pursuant to which the Company may, at its discretion and from time-to-time sell through the Agents, common shares of the Company for aggregate gross proceeds of up to $150.0 million through an ATM program (the "2024 ATM Program"). During the six months ended June 30, 2024, 10,600,000 common shares were sold under the 2024 ATM program at an average price of $6.89 per share, for gross proceeds of $73.00 million or net proceeds of $71.15 million. At June 30, 2024, the Company incurred $1.84 million (2023 -nil) in transaction costs in relation to the 2024 ATM.
(b)Stock options
On May 26, 2022, the Company’s shareholders approved a new Long-Term Incentive Plan (the “2022 LTIP”). Under the terms of the 2022 LTIP, the maximum number of common shares of the Company reserved for issuance in respect of awards granted under the plan, together with any other security-based arrangements of the Company, cannot exceed 6% of the Company’s issued and outstanding shares at the time of granting the award. The Company may grant stock options (“Options”) to its directors, employees and consultants under the 2022 LTIP. Options may be granted for a period of time not to exceed ten years from the grant date, and the exercise price of all options will not be lower than the Market Price (as defined in the 2022 LTIP) of the Company’s common shares as of the grant date. All Options (other than those granted to the Company’s President & Chief Executive Officer) vest in equal portions over a period of 30 months, with 25% vesting on the first anniversary of the grant date, and an additional 25% vesting each six months thereafter. All Options granted to the President and Chief Executive Officer vest in equal portions over a period of five years, with 20% vesting on the first anniversary of the grant date, and an additional 20% vesting each 12 months thereafter. Any Options granted prior to May 26, 2022 will be governed by the terms of the plan under which they were granted, namely the 2017 Option Plan and the 2019 Long-Term Incentive Plan (the “2019 LTIP”), as applicable.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2024 Second Quarter Report	Page 30

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
23. SHARE CAPITAL (continued)

(b)Stock options (continued)
The following table summarizes information about Options outstanding as at June 30, 2024:

	Options Outstanding			Options Exercisable
Exercise prices (CAD$)	Number of Options	Weighted Average Exercise Price (CAD $/Share)	Weighted Average Remaining Life (Years)	Number of Options	Weighted Average Exercise Price (CAD $/Share)	Weighted Average Remaining Life (Years)
5.01 - 10.00	2,962,262	8.33	7.21	1,323,334	8.67	4.81
10.01 - 15.00	3,058,324	12.79	7.38	2,036,974	13.13	6.98
15.01 - 20.00	888,982	16.42	6.40	789,382	16.36	6.34
20.01 - 250.00	438,500	21.61	6.92	412,900	21.60	6.92
	7,348,068	11.96	7.17	4,562,590	13.16	6.23

The movements in Options issued for the six months ended June 30, 2024 and year ended December 31, 2023 are summarized as follows:

	Six Months Ended		Year Ended
	June 30, 2024		December 31, 2023
	Number of Options	Weighted Average Exercise Price (CAD $/Share)	Number of Options	Weighted Average Exercise Price (CAD $/Share)
Balance, beginning of the period	7,366,252	12.32	7,275,744	13.19
Granted	611,614	7.99	1,881,297	9.15
Exercised	(5,000)	9.08	(337,500)	8.42
Cancelled or expired	(624,798)	12.35	(1,453,289)	13.51
Balance, end of the period	7,348,068	11.96	7,366,252	12.32

During the six months ended June 30, 2024, the aggregate fair value of Options granted was $1.7 million (December 31, 2023 - $6.1 million), or a weighted average fair value of $2.81 per Option granted (December 31, 2023 - $3.23).

During the six months ended June 30, 2024, total share-based payments expense related to Options was $2.7 million (December 31, 2023 - $6.9 million).

The following weighted average assumptions were used in estimating the fair value of Options granted using the Black-Scholes Option Pricing Model:

		Six Months Ended	Year Ended
Assumption	Based on	June 30, 2024	December 31, 2023
Risk-free interest rate (%)	Yield curves on Canadian government zero- coupon bonds with a remaining term equal to the stock options’ expected life	3.47	3.80
Expected life (years)	Weighted average life of previously transacted awards	4.11	4.06
Expected volatility (%)	Historical volatility of the Company's stock	59.40	59.05
Expected dividend yield (%)	Annualized dividend rate as of the date of grant	0.33%	0.35%

The weighted average closing price of the Company's common shares at date of exercise for the six months ended June 30, 2024 was $10.55 (December 31, 2023 - CAD$9.78).

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2024 Second Quarter Report	Page 31

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
23. SHARE CAPITAL (continued)
(c) Restricted Share Units
Under the 2022 LTIP, the Company may award to its directors, employees and consultants non-transferable Restricted Share Units ("RSUs") based on the Company's share price at the date of grant. Unless otherwise stated, the awards typically have a graded vesting schedule over a three-year period and can be settled either in cash or equity upon vesting at the discretion of the Company. Any RSUs granted prior to May 26, 2022 continue to be governed by the terms of the prior 2019 LTIP.

During the six months ended June 30, 2024, a total of 1,127,330 RSUs were awarded by the Company to directors and employees under the 2022 LTIP, of which 264,280 RSUs may only be settled in cash resulting in a total expense of $0.4 million (2023 - $nil million). As at June 30, 2024, there were a total of 243,390 RSUs outstanding that may only be settled in cash, with a total liability of $0.4 million (2023 - $nil million).
The following table summarizes the changes in RSUs intended to be settled in equity for the six months ended June 30, 2024 and the year ended December 31, 2023:

	Six Months Ended June 30, 2024		Year Ended December 31, 2023
	Number of shares	Weighted Average Fair Value (CAD$)	Number of shares	Weighted Average Fair Value (CAD$)
Outstanding, beginning of the period	880,889	11.91	652,339	14.35
Granted	863,050	7.96	768,066	10.90
Settled	(99,810)	12.96	(273,515)	14.74
Forfeited	(16,552)	8.76	(266,001)	12.05
Outstanding, end of the period	1,627,577	9.79	880,889	11.92

During the six months ended June 30, 2024, total share-based payments expense for RSUs that the Company intends to settle in equity was $3.2 million (December 31, 2023 - $4.5 million).

(d) Performance Share Units
Under the 2022 LTIP the Company may award to its directors, employees and consultants non-transferable Performance Share Units ("PSUs"). The amount of units to be issued on the vesting date will vary from 0% to 200% of the number of PSUs granted, depending on the Company’s total shareholder return compared to the return of a selected group of peer companies over a three-year period commencing as of the grant date. Unless otherwise stated, the PSU awards typically vest three years from the grant date and can be settled either in cash or equity upon vesting at the discretion of the Company. The fair value of a PSU is based on the Company's share price at the date of grant and will be adjusted based on the number of common shares actually issuable in respect of the PSU, which shall be determined on the vesting date. Any PSUs granted prior to May 26, 2022 continue to be governed by the terms of the prior 2019 LTIP.

During the six months ended June 30, 2024, a total of 500,930 PSUs were awarded by the Company to employees under the 2022 LTIP, of which 30,430 PSUs may only be settled in cash, resulting in a total expense of $29.6 thousand (2023 - $nil). As at June 30, 2024, there were a total of 30,430 PSUs outstanding that may only be settled in cash, with a total liability of $29.6 thousand (2023 - $nil).

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2024 Second Quarter Report	Page 32

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
23. SHARE CAPITAL (continued)
(d) Performance Share Units (continued)

The following table summarizes the changes in PSUs intended to be settled in equity granted to employees and consultants for the six months ended June 30, 2024 and the year ended December 31, 2023:

	Six Months Ended June 30, 2024		Year Ended December 31, 2023
	Number of shares	Weighted Average Fair Value (CAD$)	Number of shares	Weighted Average Fair Value (CAD$)
Outstanding, beginning of the period	624,968	12.86	474,654	14.82
Granted	470,500	7.98	384,653	11.12
Settled	(16,650)	17.08	(38,087)	15.47
Forfeited	(55,651)	17.46	(196,252)	13.69
Outstanding, end of the period	1,023,167	10.30	624,968	12.86

During the six months ended June 30, 2024, total share-based payments expense related to PSUs that the Company intends to settle in equity was $1.2 million (year ended December 31, 2023 - $1.5 million).

(e)     Deferred Share Units
The terms of the 2019 LTIP permitted the Company to grant to its directors, employees and consultants non-transferable Deferred Share Units ("DSUs"), among other awards. Unless otherwise stated, DSUs awarded under the 2019 LTIP typically vested immediately of the grant date. The fair value of DSUs granted under the 2019 LTIP is based on the Company's share price as at the date of grant. All DSUs awarded by the Company will be settled in common shares of the Company.

The following table summarizes the changes in DSUs granted to directors under the 2019 LTIP for the six months ended June 30, 2024 and the year ended December 31, 2023:

	Six Months Ended June 30, 2024		Year Ended December 31, 2023
	Number of shares	Weighted Average Fair Value (CAD$)	Number of shares	Weighted Average Fair Value (CAD$)
Outstanding, beginning of the period	50,601	15.83	50,601	15.83
Settled	(20,440)	15.59	—	—
Outstanding, end of the period	30,161	15.99	50,601	15.83

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2024 Second Quarter Report	Page 33

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
23. SHARE CAPITAL (continued)
(e)     Deferred Share Units (continued)
On March 23, 2022, a revised standalone DSU plan was adopted by the Company (the "2022 DSU Plan"). All DSUs issued under the 2022 DSU Plan will be settled in cash only.
The following table summarizes the changes in DSUs granted to directors for the six months ended June 30, 2024 and the year ended December 31, 2023 under the 2022 DSU plan:

	Six Months Ended June 30, 2024		Year Ended December 31, 2023
	Number of shares	Weighted Average Fair Value (CAD$)	Number of shares	Weighted Average Fair Value (CAD$)
Outstanding, beginning of the period	62,332	10.97	9,143	13.63
Granted	75,184	7.98	53,189	10.51
Settled	(36,372)	9.03	—	—
Outstanding, end of the period	101,144	9.44	62,332	10.97

During the six months ended June 30, 2024, total share-based payments expense related to DSU's under the 2022 DSU plan was $0.4 million (year ended December 31, 2023 - $0.3 million). As at June 30, 2024, there were a total of 101,144 DSUs outstanding, with a total liability of $0.6 million (2023 - $0.4 million).

(f)     Dividends

The Company declared the following dividends during the six months ended June 30, 2024:

Declaration Date	Record Date	Dividend per Common Share
February 21, 2024	March 14, 2024	$0.0048
May 7, 2024	May 17, 2024	$0.0037
July 31, 2024(1)	August 16, 2024	$0.0046

(1) These dividends were declared subsequent to the period end and have not been recognized as distributions to owners during the period presented.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2024 Second Quarter Report	Page 34

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
24. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT

The Company’s financial instruments and related risk management objectives, policies, exposures and sensitivity related to financial risks are summarized below.

(a)     Fair value and categories of financial instruments

Financial instruments included in the condensed interim consolidated statements of financial position are measured either at fair value or amortized cost. Estimated fair values for financial instruments are designed to approximate amounts for which the instruments could be exchanged in an arm’s-length transaction between knowledgeable and willing parties.

The Company uses various valuation techniques in determining the fair value of financial assets and liabilities based on the extent to which the fair value is observable. The following fair value hierarchy is used to categorize and disclose the Company’s financial assets and liabilities held at fair value for which a valuation technique is used.

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.
Level 2: All inputs which have a significant effect on the fair value are observable, either directly or indirectly, for substantially the full contractual term.
Level 3: Inputs which have a significant effect on the fair value are not based on observable market data.

During the three months ended June 30, 2023, marketable securities valued at $19.6 million were transferred from Level 3 to Level 1 due to the resumption of trading of Sierra Madre shares on the TSX Venture on June 5, 2023. Level 1 assets include those assets in which unadjusted quoted prices in active markets are accessible to the Company at the measurement date.

There were no transfers between levels 1, 2, and 3 during the six months ended June 30, 2024.

The table below summarizes the valuation methods used to determine the fair value of each financial instrument:

Financial Instruments Measured at Fair Value	Valuation Method
Marketable securities - common shares	Marketable securities and silver future derivatives are valued based on quoted market prices for identical assets in an active market (Level 1) as at the date of statements of financial position. Marketable securities - stock warrants are valued using the Black-Scholes model based on the observable market inputs (Level 2).
Marketable securities - stock warrants
Silver futures derivatives

Financial Instruments Measured at Amortized Cost	Valuation Method
Cash and cash equivalents	Approximated carrying value due to their short-term nature
Restricted cash
Trade and other receivables
Trade and other payables
Debt facilities	Approximated carrying value as discount rate on these instruments approximate the Company's credit risk.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2024 Second Quarter Report	Page 35

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
24. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)

(a)     Fair value and categories of financial instruments (continued)

The following table presents the Company’s fair value hierarchy for financial assets and financial liabilities that are measured at fair value:

	June 30, 2024			December 31, 2023
		Fair value measurement			Fair value measurement
	Carrying value	Level 1	Level 2	Carrying value	Level 1	Level 2
Financial assets
Marketable securities (Note 13)	$58,403	$58,144	$259	$62,380	$61,749	$631

The Company’s objectives when managing capital are to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments from shareholders.

In 2023, an impairment was recorded for the Jerritt Canyon mine bringing the carrying value of the asset to its recoverable amount, being its FVLCD (Note 18). Management’s estimate of FVLCD is classified as a level 3 in the fair value hierarchy as the inputs are not based on observable market data. During the three months ended June 30, 2023, an additional write down was recorded for the La Parrilla mine (Note 14), bringing the carrying value of the asset to its recoverable amount, being its FVLCD. The valuation technique used in the calculation of the fair value of consideration receivable, is categorized as Level 2 as it is based on the selling price in the market.

(b) Capital risk management

The Company monitors its capital structure and based on changes in operations and economic conditions, may adjust the structure by repurchasing shares, issuing new shares, issuing new debt or retiring existing debt. The Company prepares annual budget and quarterly forecasts to facilitate the management of its capital requirements. The annual budget is approved by the Company’s Board of Directors.

The capital of the Company consists of equity (comprising of issued capital, equity reserves and retained earnings or accumulated deficit), debt facilities, lease liabilities, net of cash and cash equivalents as follows:

	June 30, 2024	December 31, 2023
Equity	$1,374,013	$1,358,120
Debt facilities	224,577	219,812
Lease liabilities	31,090	36,702
Less: cash and cash equivalents	(152,173)	(125,581)
	$1,477,507	$1,489,053

The Company’s investment policy is to invest its cash in highly liquid short-term investments with maturities of 90 days or less, selected with regards to the expected timing of expenditures from operations. The Company expects that its available capital resources will be sufficient to carry out its development plans and operations for at least the next 12 months.

The Company is not subject to any externally imposed capital requirements with the exception of complying with covenants under the debt facilities (Note 21(b)) and lease liabilities (Note 22(b)). As at June 30, 2024, the Company was in compliance with all of its debt covenants.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2024 Second Quarter Report	Page 36

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
24. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)
(c) Financial risk management
The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit Risk
Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to chartered banks, trade receivables in the ordinary course of business, value added taxes receivable and other receivables.

As at June 30, 2024, net VAT receivable was $50.0 million (December 31, 2023 - $52.7 million), of which $15.5 million (December 31, 2023 - $27.5 million) relates to La Encantada, $7.4 million (December 31, 2023 - $29.0 million) relates to San Dimas and $11.6 million relates to Santa Elena (December 31, 2023 - $25.6 million).

The Company sells and receives payment upon delivery of its silver doré and by-products primarily through three international customers. All of the Company's customers have good ratings and payments of receivables are scheduled, routine and fully received within 60 days of submission; therefore, the balance of trade receivables owed to the Company in the ordinary course of business is not significant.

The carrying amount of financial assets recorded in the consolidated financial statements represents the Company’s maximum exposure to credit risk. With the exception to the above, the Company believes it is not exposed to significant credit risk.
Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and our holdings of cash and cash equivalents.

The following table summarizes the maturities of the Company’s financial liabilities and commitments as at June 30, 2024 based on the undiscounted contractual cash flows:

	Contractual Cash Flows	Less than 1 year	2 to 3 years	4 to 5 years	After 5 years
Trade and other payables	$92,823	$92,823	$—	$—	$—
Debt facilities	256,640	3,104	253,536	—	—
Lease liabilities	32,821	17,021	12,204	3,161	435
Other liabilities	6,235	—	363	5,872	—
Commitments	7,497	7,497	—	—	—
	$396,016	$120,445	$266,103	$9,033	$435

At June 30, 2024, the Company had working capital of $229.9 million (December 31, 2023 – $188.9 million). Total available liquidity at June 30, 2024 was $354.6 million (December 31, 2023 - $313.6 million), including $124.6 million of undrawn revolving credit facility (December 31, 2023 - $124.6 million).

The Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months. If the Company needs additional liquidity to meet obligations, the Company may consider drawing on its debt facility, securing additional debt financing and/or equity financing.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2024 Second Quarter Report	Page 37

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
24. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)
(c) Financial risk management (continued)
Currency Risk

The Company is exposed to foreign exchange risk primarily relating to financial instruments that are denominated in Canadian dollars or Mexican pesos, which would impact the Company’s net earnings or loss. To manage foreign exchange risk, the Company may occasionally enter into short-term foreign currency derivatives, such as forwards and options, to hedge its cash flows.

The sensitivity of the Company’s net earnings or loss and comprehensive income or loss due to changes in the exchange rates of the Canadian dollar and the Mexican peso against the U.S. dollar is included in the table below:

	June 30, 2024
	Cash and cash equivalents	Restricted cash	Value added taxes receivable	Other financial assets	Trade and other payables	Effect of +/- 10% change in currency
Canadian Dollar	$9,779	$—	$—	$1,579	($4,177)	$718
Mexican Peso	27,173	98,643	50,028	—	(64,342)	11,150
	$36,952	$98,643	$50,028	$1,579	($68,519)	$11,868

From time to time, the Company utilizes certain derivatives to manage its foreign exchange exposures to the Mexican Peso. During the three and six months ended June 30, 2024, the Company had an unrealized gain of $0.1 million (2023 - $nil) on fair value adjustments to its foreign currency derivatives. As at June 30, 2024, the Company does not hold any foreign currency derivatives (December 31, 2023 - $nil).

Commodity Price Risk

The Company is exposed to commodity price risk on silver and gold, which have a direct and immediate impact on the value of its related financial instruments, non-financial items and net earnings. The Company’s revenues are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company does not use long-term derivative instruments to hedge its commodity price risk to silver or gold.

The following table summarizes the Company’s exposure to commodity price risk and their impact on net earnings:

		June 30, 2024
	Effect of +/- 10% change in metal prices
	Silver	Gold	Total
Metals in inventory	$2,121	$570	$2,691
	$2,121	$570	$2,691

Interest Rate Risk
The Company is exposed to interest rate risk on its short-term investments, debt facilities and lease liabilities. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. The Company’s interest-bearing financial assets comprise of cash and cash equivalents which bear interest at a mixture of variable and fixed rates for pre-set periods of time.

As at June 30, 2024, the Company’s exposure to interest rate risk on interest bearing liabilities is limited to its debt facilities and lease liabilities. Based on the Company’s interest rate exposure at June 30, 2024, a change of 25 basis points increase or decrease of market interest rate does not have a significant impact on net earnings or loss.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2024 Second Quarter Report	Page 38

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
25. SUPPLEMENTAL CASH FLOW INFORMATION

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Other adjustments to investing activities:
Loan to Sierra Madre(1)	($5,000)	$—	($5,000)	$—
Purchase of marketable securities	(5,876)	(1,065)	(5,876)	(1,065)
Proceeds from disposal of marketable securities	8,918	1,251	11,758	1,251
	($1,958)	$186	$882	$186
Net change in non-cash working capital items:
(Increase) decrease in trade and other receivables	($1,613)	$1,555	$875	$3,339
Decrease in value added taxes receivable	2,842	5,936	2,709	2,742
(Increase) decrease in inventories	(534)	10,599	(3,372)	4,978
Decrease (increase) in prepaid expenses and other	1,088	919	(23)	(3,403)
(Decrease) increase in income taxes payable	(892)	524	(970)	1,489
Decrease in trade and other payables	(7,151)	(7,083)	(423)	(1,271)
Decrease (increase) in restricted cash (Note 19)	9,727	(14,988)	8,064	(20,857)
	$3,467	($2,538)	$6,860	($12,983)
Non-cash investing and financing activities:
Shares received from disposition of mining interest	$—	$575	$—	$33,747
Disposition of La Guitarra	—	—	—	(34,550)
Transfer of share-based payments reserve upon settlement of RSU's, PSU's and DSU's	384	402	1,406	1,987
Transfer of share-based payments reserve upon exercise of options	18	447	18	607
Assets acquired by lease	—	—	—	(2,231)
	$402	$1,424	$1,424	($439)
(1) On April 29, 2024, the Company entered into an agreement to loan $5.0 million to Sierra Madre, to be used towards the development and progress of the La Guitarra Mine. The transaction closed on May 7, 2024 ("Closing Date") and will be repayable to the Company in 24 months ("Maturity Date"). The loan is subject to an interest rate of 15% per year, which will be due and payable starting six months from the Closing Date of the loan.
As at June 30, 2024, cash and cash equivalents include $1.7 million (December 31, 2023 - $1.9 million) that are held in-trust as bonds for tax audits in Mexico.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2024 Second Quarter Report	Page 39

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
26. CONTINGENCIES AND OTHER MATTERS
Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is probable and the amount can be reasonably estimated.

(a) Claims and Legal Proceedings Risks
The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these other matters may be resolved in a manner that is unfavourable to the Company which may result in a material adverse impact on the Company's financial performance, cash flow or results of operations. First Majestic carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated, however there can be no guarantee that the amount of such coverage is sufficient to protect against all potential liabilities. In addition, the Company may in the future be subjected to regulatory investigations or other proceedings and may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

(b) Primero Tax Rulings

When Primero, the previous owner of San Dimas acquired the San Dimas Mine in August 2010, it assumed the obligations under a Silver Purchase Agreement (“Old Stream Agreement”) that required its subsidiary PEM to sell exclusively to Wheaton Precious Metals ("WPMI") up to 6 million ounces silver produced from the San Dimas Mine, and 50% of silver produced thereafter, at the lower of: (i) the spot market price and (ii) $4.014 per ounce plus an annual increase of 1% (“PEM Realized Price”). In May 2018, the Old Stream Agreement was terminated between WPMI and Silver Trading (Barbados) Limited ("STB") in connection with the Company entering into a new stream agreement with WPMI concurrent with the acquisition of Primero by the Company.

In order to reflect the commercial terms and the effects of the Old Stream Agreement, for Mexican income tax purposes, PEM recognized the revenue on these silver sales based on the PEM Realized Price instead of at spot market prices.

To obtain tax and legal assurance that the Mexican tax authority, Servicio de Administración Tributaria ("SAT") would accept the PEM Realized Price as the transfer price to calculate Mexican income taxes payable by PEM, a mutually binding Advance Pricing Agreement (“APA”) was entered into with the SAT for taxation years 2010 to 2014. On October 4, 2012, the SAT confirmed that based on the terms of the APA, the PEM Realized Price could be used as PEM’s basis for calculating taxes owed for the silver sold under the Old Stream Agreement.

In August 2015, the SAT commenced a legal process seeking to retroactively nullify the APA.

In 2019, the SAT issued reassessments for the 2010 to 2012 tax years in the total amount of $335.3 million (6,161 million MXN) inclusive of interest, inflation, and penalties. In 2021, the SAT also issued a reassessment against PEM for the 2013 tax year in the total amount of $177.2 million (3,257 million MXN) and in 2023, the SAT issued reassessments for the 2014, 2015, and 2016 tax years in the total amount of $451.8 million (8,302 million MXN) inclusive of interest, inflation, and penalties (collectively, the "Reassessments"). The Company believes that the Reassessments fail to recognize the applicability of a valid transfer pricing methodology. The major items in the Reassessments include determination of revenue based on silver spot market prices, denial of the deductibility of interest expense and service fees, SAT technical error related to double counting of taxes, and interest and penalties.

The Company continues to defend the APA in domestic legal proceedings in Mexico, and the Company has also requested resolution of the transfer pricing dispute pursuant to the Mutual Agreement Procedure (“MAP”), under the relevant avoidance of double taxation treaties, between the competent tax authorities of Mexico, Canada, Luxembourg and Barbados. The SAT has refused to take the necessary steps under the MAP process contained in the three tax treaties. The Company believes that by its refusal, Mexico is in breach of its international obligations regarding double taxation treaties. Furthermore, the Company continues to believe that the APA remains valid and legally binding on the SAT.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2024 Second Quarter Report	Page 40

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
26. CONTINGENCIES AND OTHER MATTERS (continued)
(b) Primero Tax Rulings (continued)
The Company continues to pursue all available domestic and international remedies under the laws of Mexico and under the relevant tax treaties. Furthermore, as discussed further below, it has also made claims against Mexico under Chapter 11 of the North American Free Trade Agreement (“NAFTA”) for violation of its international law obligations.

Domestic Remedies

In September 2020, the Company was served with a decision of the Federal Court seeking to nullify the APA granted to PEM. The Federal Court’s decision directs SAT to re-examine the evidence and basis for the issuance of the APA with retroactive effect, for the following key reasons:
(i) SAT’s errors in analyzing PEM’s request for the APA and the evidence provided in support of the request; and
(ii) SAT’s failure to request from PEM certain additional information before issuing the APA.

The Company filed an appeal of the decision to the Mexican Circuit Courts on November 30, 2020. As two writs of certiorari were filed before the Mexican Supreme Court of Justice, on April 15, 2021, the Plenary of the Supreme Court i) admitted one of those writs, ii) requested the Circuit Court to send the appeal file to them, and iii) assigned such writ to the Second Chamber of the Supreme Court for issuing the corresponding decision. Both writs of certiorari were withdrawn in December 2022. The challenge filed by the Company was returned to the Mexican Circuit Courts and on December 5, 2023, the Second Collegiate Court issued a decision, which was formally notified to the Company on January 4, 2024.

In such decision, the Second Collegiate Court partially granted constitutional protection to the Company with respect to certain matters, but not others.

Accordingly, on January 18, 2024, PEM filed an extraordinary appeal to the Mexican Supreme Court of Justice with respect to the Second Collegiate Court's decision, and PEM is currently waiting for the Supreme Court to admit such appeal.
International Remedies

i. NAFTA APA Claim

In respect of the APA, the Company submitted an Arbitration Request dated March 1, 2021 to the International Centre for Settlement of Investment Disputes ("ICSID"), on its own behalf and on behalf of PEM, pursuant to Chapter 11 of NAFTA (the “NAFTA APA Claim”). The NAFTA Arbitration Panel (the “Tribunal”) was fully constituted on August 20, 2021. Various procedural filings have since been made by the Company and Mexico.

Of note, on May 26, 2023, the Tribunal partially granted certain provisional measures requested by the Company, issuing an order for Mexico to permit the withdrawal of the Company’s VAT refunds for the period as of January 4, 2023 that had been deposited by the SAT into a frozen bank account, and to deposit all future VAT refunds into an account which shall remain freely accessible by the Company (the "PM Decision"). The PM Decision was upheld by the Tribunal on September 1, 2023, in response to a request from Mexico to revoke the decision. As a result, Mexico is obligated to comply with the PM Decision which requires payment of VAT refunds owing to PEM as of January 4, 2023 and into the future until the final award is rendered by the Tribunal. Subsequent to the end of the quarter, on July 9, 2024, the Company received a transfer of $11.0 million (198.4 million MXN) from the frozen bank account to a new bank account of PEM that the Company had opened in July 2023. The transfer of such funds was carried out by Mexico in furtherance of its obligations under the PM Decision.

In addition, in response to the Company’s counter-arguments to a jurisdictional objection filed by Mexico in late July 2023, the Tribunal dismissed Mexico’s objection, agreeing with the Company that the recovery of VAT refunds under the NAFTA VAT Claim (as defined in the section below) does not breach the waiver under NAFTA (i.e. the NAFTA APA Claim and the NAFTA VAT Claim are not in respect of the same measures).

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2024 Second Quarter Report	Page 41

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
26. CONTINGENCIES AND OTHER MATTERS (continued)
(b) Primero Tax Rulings (continued)
Most recently, on February 12, 2024, Mexico filed a request (the “Consolidation Request”) with ICSID pursuant to the procedure in Article 1126 of NAFTA to consolidate the NAFTA APA Claim and the NAFTA VAT Claim into one arbitration proceeding. A separate three-person tribunal to consider the Consolidation Request (the “Consolidation Tribunal”) was constituted on May 8, 2024, and the first procedural hearing of the Consolidation Tribunal took place on July 16, 2024. We expect that the Consolidation Tribunal will make its decision in early 2025 regarding whether the two NAFTA claims should be consolidated into one proceeding. Until such a decision has been made, proceedings in both the NAFTA APA Claim and the NAFTA VAT Claim have been suspended.

In order to expedite the arbitration proceedings, the Company has advised the Consolidation Tribunal and Mexico that it is proposing to add claims covered by the NAFTA VAT Claim to the NAFTA APA Claim as ancillary claims. The Tribunal with jurisdiction over the NAFTA APA Claim has, as of July 15, 2024, granted the Company the right to introduce the ancillary claims to the NAFTA APA Claim, which will make it unnecessary for the NAFTA VAT Claim to proceed separately from the NAFTA APA Claim. As a result, once the Company takes the necessary steps to discontinue the NAFTA VAT Claim so as to add those claims as ancillary claims to the NAFTA APA Claim, the Consolidation Tribunal’s proceedings will become unnecessary, and we expect such proceedings to be discontinued at that time.

If the SAT’s attempts to retroactively nullify the APA are successful, the SAT can be expected to enforce any Reassessments for 2010 through 2014 against PEM in respect of its sales of silver pursuant to the Old Stream Agreement. Such an outcome would likely have a material adverse effect on the Company’s results of operations, financial condition and cash flows. Should the Company ultimately be required to pay tax on its silver revenues based on spot market prices without any mitigating adjustments, the incremental income tax for the years 2010-2019 would be $314.2 million (5,307 million MXN), before taking into consideration interest or penalties.

Based on the Company’s consultation with third party advisors, the Company believes PEM filed its tax returns in compliance with applicable Mexican law and that the APA is valid, therefore, at this time, no liability has been recognized in the financial statements with respect to this matter.

To the extent it is ultimately determined that the pricing for silver sales under the Old Stream Agreement is significantly different from the PEM Realized Price, and while PEM would have rights of appeal in connection with any reassessments, it is likely to have a materially adverse effect on the Company’s business, financial position and results of operations.

ii. NAFTA VAT Claim

On March 31, 2023, the Company filed a new Notice of Intent on its own behalf and on behalf of PEM under the "legacy investment" claim provisions contained in Annex 14-C of the Canada-United States-Mexico Agreement ("CUSMA") and Chapter 11 of NAFTA to invite the Government of Mexico to engage in discussions to resolve the dispute regarding the ongoing denial of access to PEM’s VAT refunds ("NAFTA VAT Claim") within the stipulated 90-day consultation period. The Company submitted its Arbitration Request for the NAFTA VAT Claim to ICSID on June 29, 2023 in order to preserve its legacy claim within NAFTA's applicable limitation period, and the Arbitration Request was registered by ICSID on July 21, 2023. As a result of the Consolidation Request (described above), the NAFTA VAT Claim has been suspended. As discussed above, the Company intends to take the necessary steps to discontinue the NAFTA VAT Claim so as to add those claims as ancillary claims to the NAFTA APA Claim. This will make the Consolidation Tribunal’s proceedings unnecessary, and we expect that such proceedings will be discontinued once the ancillary claims have been added to the NAFTA APA Claim.

While the Company remains confident in its position with regards to its two NAFTA claims, it continues to engage with the Government of Mexico in consultation discussions so as to amicably resolve these disputes.

(c) La Encantada Tax Re-assessments

In December 2019, as part of the ongoing annual audits of the tax returns of Minera La Encantada S.A. de C.V. ("MLE") and Corporacion First Majestic S.A. de C.V. ("CFM"), the SAT issued tax assessments for fiscal 2012 and 2013 for corporate income tax in the amount of $39.2 million (720 million MXN) and $28.5 million (523 million MXN) including interest, inflation and penalties, respectively. In December 2022, the SAT issued tax assessments to MLE for fiscal years 2014 and 2015 for corporate

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2024 Second Quarter Report	Page 42

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
26. CONTINGENCIES AND OTHER MATTERS (continued)
(c) La Encantada Tax Re-assessments (continued)

income tax in the amount of $17.8 million (326 million MXN) and $223.5 million (4,107 million MXN). In 2023, the SAT issued a tax assessment to MLE for the fiscal year 2016 for corporate income tax in the amount of $3.1 million (58 million MXN). The major items relate to forward silver purchase agreement and denial of the deductibility of mine development costs and service fees. The Company continues to defend the validity of the forward silver purchase agreement and will vigorously dispute the assessments that have been issued. The Company, based on advice from legal and financial advisors, believes MLE’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.

(d) San Martin Tax Re-assessments

In 2023, as part of the ongoing annual audits of the tax returns of Minera El Pilon S.A. de C.V. ("MEP"), the SAT issued tax assessments for fiscal 2014, 2015 and 2016 for corporate income tax in the total amount of $26.6 million (488 million MXN) including interest, inflation and penalties. In 2024, the SAT issued a tax assessment for fiscal 2017 for corporate income tax in the amount of $3.4 million (63 million MXN) including interest, inflation, and penalties. The major items relate to forward silver purchase agreement and denial of the deductibility of mine development costs. The Company continues to defend the validity of the forward silver purchase agreement and will vigorously dispute the assessments that have been issued. The Company, based on advice from legal and financial advisors, believes MEP’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.

(e) La Parrilla Tax Re-assessments

In 2023 and 2024, as part of the ongoing annual audits of the tax returns of First Majestic Plata S.A. de C.V. ("FMP"), the SAT issued tax assessment for fiscal 2014, 2015, and 2016 for corporate income tax in the total amount of $63.9 million (1,175 million MXN) including interest, inflation and penalties. The major items relate to forward silver purchase agreement and denial of the deductibility of mine development costs. The Company continues to defend the validity of the forward silver purchase agreement and will vigorously dispute the assessments that have been issued. The Company, based on advice from legal and financial advisors, believes FMP’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.

(f) Del Toro Tax Re-assessments

In 2023, as part of the ongoing annual audits of the tax returns of First Majestic Del Toro S.A. de C.V. ("FMDT"), the SAT issued tax assessment for fiscal 2015 and 2016 for corporate income tax in the total amount of $26.6 million (489 million MXN) including interest, inflation and penalties. The major items relate to and denial of the deductibility of mine development costs, refining costs, and other expenses. The Company continues to defend the validity of the expenses and will vigorously dispute the assessments that have been issued. The Company, based on advice from legal and financial advisors, believes FMDT’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.

(g) CFM Tax Re-assessments

In 2023, as part of the ongoing annual audits of the tax returns of CFM, the SAT issued tax assessment for fiscal 2016 for corporate income tax in the total amount of $78.9 million (1,449 million MXN) including interest, inflation and penalties. The major item relates to planning that took place post-acquisition of Santa Elena (via the acquisition of SilverCrest Mines Inc. on October 1, 2015) at the Canadian level. Mexico contends a right to tax a disposition of the shares of SilverCrest Mines Inc. by First Majestic Silver Corp. although the transaction in question involved the disposition of the shares of one Canadian company by another Canadian company and was reported for tax purposes in Canada. The Company continues to defend the validity of the transaction in question and will vigorously dispute the assessments that have been issued. The Company, based

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2024 Second Quarter Report	Page 43

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
26. CONTINGENCIES AND OTHER MATTERS (continued)
(g) CFM Tax Re-assessments (continued)

on advice from legal and financial advisors, believes CFM’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.

(h) First Silver Litigation

In April 2013, the Company received a positive judgment on the First Silver litigation from the Supreme Court of British Columbia (the “Court”), which awarded the sum of $93.8 million in favour of First Majestic against Hector Davila Santos (the “Defendant”) in connection with a dispute between the Company and the Defendant and his private company involving a mine in Mexico (the “Bolaños Mine”) as set out further below. The Company received a sum of $14.1 million in June 2013 as partial payment of the judgment, leaving an unpaid amount of $64.3 million (CAD$81.5 million). As part of the ruling, the Court granted orders restricting any transfer or encumbrance of the Bolaños Mine by the Defendant and limiting mining at the Bolaños Mine. The orders also require the Defendant to preserve net cash flow from the Bolaños Mine in a holding account and periodically provide to the Company certain information regarding the Bolaños Mine. After many years of domestic Mexican litigation, the enforceability of the British Columbia judgment was finally recognized by the Mexican Supreme Court in a written judgment on November 11, 2022. The Company has commenced collection actions in Mexico against the Defendant’s assets and continues to seek recovery of the balance against one of the Defendant’s assets located in the United States. Nonetheless, there can be no guarantee that the remainder of the judgment amount will be collected. Therefore, as at June 30, 2024, the Company has not accrued any of the remaining $64.3 million (CAD$81.5 million) unrecovered judgment in favour of the Company.

27. SUBSEQUENT EVENTS

Declaration of Quarterly Dividend
On July 31, 2024, the Company's Board of Directors approved the declaration of its quarterly common share dividend of $0.0046 per share, payable on or after August 30, 2024, to common shareholders of record at the close of business on August 16, 2024. This dividend was declared subsequent to the quarter-end and has not been recognized as a distribution to owners during the period ended June 30, 2024.

At-the-Market Distributions ("ATM") Program

On February 22, 2024, the Company entered into an equity distribution agreement with BMO Capital Markets Corp. and TD Securities (USA) LLC (collectively, the "Agents") and filed a prospectus supplement to its short form base shelf prospectus dated August 3, 2023, pursuant to which the Company may, at its discretion and from time-to-time sell through the Agents, common shares of the Company for aggregate gross proceeds of up to $150.0 million through "at-the-market distributions", as defined in National Instrument 44-102 Shelf Distributions, carried out on the New York Stock Exchange (the "2024 ATM Program"). Subsequent to the period ended June 30, 2024, the Company sold a total of 3,700,000 common shares of the Company at an average price of $6.27 per share, for gross proceeds of $23.2 million.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2024 Second Quarter Report	Page 44